FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of November, 2004

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                       Form 20-F  __X__      Form 40-F _____

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.)
                           Yes ____        No __X__

        (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

A circular on disposal and connected transactions of Huaneng Power International, Inc. (the "registrant") in English made on November 3, 2004 by the registrant.

                                  SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Wang Xiaosong
                             -----------------------------



                          Name:    Wang Xiaosong

                          Title:   Vice Chairman




Date:     November 3, 2004

-------------------------------------------------------------------------------
            CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION
-------------------------------------------------------------------------------

IF YOU ARE IN ANY DOUBT as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares in Huaneng Power International, Inc., you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
-------------------------------------------------------------------------------


                        HUANENG POWER INTERNAIONAL, INC.
    (A Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)
                               (STOCK CODE: 902)



                     DISCLOSEABLE AND CONNECTED TRANSACTION



             Financial Adviser to Huaneng Power International, Inc.


                        [JPMorgan logo graphic omitted]

                 J.P. Morgan Securities (Asia Pacific) Limited



         Independent Financial Adviser to the Independent Directors and
                           Independent Shareholders

                       [ROTHSCHILD logo graphic omitted]

                   N M Rothschild & Sons (Hong Kong) Limited

-------------------------------------------------------------------------------


A letter from the Board of Huaneng Power International, Inc. (the "Company") is set out on pages 4 to 16 of this circular. A letter from the Independent Directors is set out on page 17 of this circular. A letter from N M Rothschild & Sons (Hong Kong) Limited to the Independent Directors and Independent Shareholders is set out on pages 18 to 31 of this circular.

A NOTICE CONVENING AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY TO BE HELD AT 9 A.M. ON 17TH DECEMBER 2004 AT BEIJING INTERNATIONAL CONVENTION CENTRE AT NO. 8 BEICHEN EAST ROAD, CHAOYANG DISTRICT, BEIJING, THE PEOPLE'S REPUBLIC OF CHINA IS SET OUT ON PAGES 65 TO 71 OF THIS CIRCULAR. WHETHER OR NOT YOU ARE ABLE TO ATTEND THE MEETING, YOU ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED REPLY SLIP AND FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON AS SOON AS POSSIBLE AND IN ANY EVENT THE FORM OF PROXY SHOULD BE RETURNED NOT LESS THAN 24 HOURS BEFORE THE TIME APPOINTED FOR HOLDING SUCH MEETING.

Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

                                                              3rd November 2004

--------------------------------------------------------------------------------
                                    CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

DEFINITIONS ..................................................................1

LETTER FROM THE BOARD

      1.  Introduction .......................................................4

      2.  Transfer Agreements ................................................6

      3.  Reasons for the Acquisition and Pricing Factors ....................9

      4.  Impact of the Acquisition  .........................................9

      5.  Information Regarding the Target Power Plants .....................10

      6.  Selected Financial Information of the Target Power Plants .........13

      7.  Connected Transactions under Shanghai Listing Rules ...............14

      8.  The EGM ...........................................................15

      9.  Recommendation ....................................................15

      10. Other Information .................................................16

LETTER FROM THE INDEPENDENT DIRECTORS .......................................17

LETTER FROM ROTHSCHILD ......................................................18

APPENDIX I      -    PROPERTY VALUATION REPORT ..............................32

APPENDIX II     -    PLANT AND MACHINERY VALUATION ..........................46

APPENDIX III    -    GENERAL INFORMATION ....................................61

NOTICE OF EXTRAORDINARY GENERAL MEETING .....................................65

-------------------------------------------------------------------------------
                                  DEFINITIONS
-------------------------------------------------------------------------------


In this document, unless the context otherwise requires, the following expressions have the following meanings:


"Acquisition"                         the purchase by the Company of the Sichuan Hydro Power Interest and
                                      Pingliang Power Plant Interest;

"Associate"                           the meaning ascribed to it in the Hong Kong Listing Rules;

"Baoxinghe Company"                   Sichuan Huaneng Baoxinghe Power Joint Stock Limited Company;

"Closing"                             the closing of the Acquisition;

"Company"                             Huaneng Power International, Inc.;

"Directors"                           the directors of the Company;

"Dongxiguan Company"                  Sichuan Huaneng Dongxiguan Hydro Power Joint Stock Limited Company;

"EGM"                                 an extraordinary general meeting of the Company to be held for shareholders of the Company on 17th December 2004 to consider and approve the Acquisition;

"Fujiang Company"                     Sichuan Huaneng Fujiang Hydro Power Limited Liability Company;

"HIPDC"                               Huaneng International Power Development Corporation;

"Hong Kong Listing Rules"             the Rules Governing the Listing of Securities on the Hong Kong Stock
                                      Exchange;

"Huaneng New Energy"                  Huaneng New Energy Environmental Protection Holdings Limited
                                      Company, a wholly owned subsidiary of Huaneng Group;

"Huaneng Group"                       China Huaneng Group;

"Independent Directors"               the independent directors of the Company, who are invited to advise the Independent Shareholders in connection with the Acquisition;

"Independent Shareholders"            shareholders of the Company other than Huaneng Group, HIPDC and their respective Associates;

"Jialingjiang Company"                Sichuan Huaneng Jialingjiang Hydro Power Limited Liability Company;

"JP Morgan"                           J.P. Morgan Securities (Asia Pacific) Limited, which is licensed by the Securities and Futures Commission for Types 1, 4, 6 and 7
                                      regulated activities under the SFO, being the financial adviser to the Company in respect of the Acquisition;

"Kangding Company"                    Sichuan Huaneng Kangding Hydro Power Limited Liability Company;

"Latest Practicable Date"             29th October 2004, being the latest practicable date prior to the publication of this circular for ascertaining certain information referred to in this circular;

"Mingtai Company"                     Sichuan Huaneng Mingtai Power Limited Liability Company;

"Pingliang Power Plant"               Gansu Huaneng Pingliang Power Generation Limited Liability Company,
                                      a limited liability company incorporated in the PRC with an existing registered capital of RMB623 million, in which Huaneng Group holds
                                      65% equity interest;


"Pingliang Power Plant Interest"      the 65% equity interest in Pingliang Power Plant (including the earnings of Pingliang Power Plant generated from 1st July 2004 proportional to the 65% equity interest) which is owned by Huaneng
                                      Group and to be sold to the Company;

"Pingliang Power Plant Transfer       the transfer agreement dated 26th October 2004 entered into between
Agreement"                            the Company and Huaneng Group relating to the purchase of Pingliang
                                      Power Plant Interest;

"PRC"                                 the People's Republic of China;

"RMB"                                 the lawful currency of the PRC;

"Rothschild"                          N M Rothschild & Sons (Hong Kong) Limited, an institution registered with the Securities and Futures Commission to carry out Types 1, 4,
                                      6 and 9 regulated activities under the SFO, being the independent financial adviser appointed by the Company to make recommendation to the Company's independent board committee and shareholders as to whether the terms of the Acquisition are fair and reasonable and whether the Acquisition is in the interests of the Company and the shareholders as a whole and to advise the Company's shareholders on how to vote;

"SFO"                                 Securities and Futures Ordinance (Chapter 571 of the Laws of Hong
                                      Kong);

"Shanghai Listing Rules"              The Listing Rules of Shanghai Stock Exchange;

"Sichuan Hydro Power"                 Sichuan Huaneng Hydro Power Development Limited Liability Company, a
                                      limited liability company incorporated in the PRC with an existing registered capital of RMB800 million, in which Huaneng Group holds
                                      100% equity interest;

"Sichuan Hydro Power Interest"        the 60% equity interest in Sichuan Hydro Power (including the earnings of Sichuan Hydro Power generated from 1st August 2004 proportional to the 60% equity interest) which is owned by Huaneng
                                      Group and to be sold to the Company;

"Sichuan Hydro Power Transfer         the transfer agreement dated 26th October 2004 entered into between
Agreement"                            the Company and Huaneng Group relating to the purchase of Sichuan
                                      Hydro Power Interest;

"Stock Exchange"                      The Stock Exchange of Hong Kong Limited;

"Taipingyi Company"                   Sichuan Huaneng Taipingyi Hydro Power Limited Liability Company;

"Target Power Plants"                 Sichuan Hydro Power and Pingliang Power Plant;

"Transfer Agreements"                 Sichuan Hydro Power Transfer Agreement and Pingliang Power Plant
                                      Transfer Agreement;

"Zhonghua"                            Beijing Zhonghua Accounting and Consultancy Limited Company, a
                                      assets appraisal firm in China, which is qualified in practising securities related matters.

For the purposes of this circular, unless otherwise indicated, Renminbi amounts have been translated into Hong Kong dollars using the rate of HK$1: RMB1.06.

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                        HUANENG POWER INTERNAIONAL, INC.
    (A Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)


Directors:                                           Legal Address:
Li Xiaopeng                                          West Wing, Building C,
Wang Xiaosong                                        Tianyin Mansion,
Huang Yongda                                         No. 2C Fuxingmennan Street,
Ye Daji                                              Xicheng District,
Huang Jinkai                                         Beijing 100031,
Liu Jinlong                                          People's Republic of China.
Shan Qunying
Yang Shengming
Xu Zujian
Liu Shuyuan

Independent Directors:
Gao Zongze
Zheng Jianchao
Qian Zhongwei
Xia Donglin
Liu Jipeng

                                                             3rd November, 2004

To the Shareholders

Dear Sir or Madam,

                     DISCLOSEABLE AND CONNECTED TRANSACTION
1.    INTRODUCTION

On 26th October 2004, the Company entered into the Sichuan Hydro Power Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire from Huaneng Group its 60% equity interest in Sichuan Hydro Power. On the same date, the Company entered into the Pingliang Power Plant Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire from Huaneng Group its 65% equity interest in Pingliang Power Plant. The total consideration for acquiring such interest amounts to RMB2,025 million, to be satisfied by the Company's internal cash surplus.

The Company and its subsidiaries develop, construct, operate and manage large-scale coal-fired power plants throughout China. The Company is one of the largest independent power producers in China which owns a total generation capacity of 19,012 MW on an equity basis.

Huaneng Group is principally engaged in the operation and management of industrial investment; the development, investment, construction, operation and management of power sources; organising the generation and sale of (thermal) power; and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

The relationship between the Company, Huaneng Group and HIPDC is as follows:

                                 -------------
                                 Huaneng Group
                                 -------------
                                       |  51.98%
                                       |
                                 -------------
                                     HIPDC
                                 -------------
                                       |  42.88%
                                       |
                                 -------------
                                  the Company
                                 -------------

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

Huaneng Group, PRC state-owned enterprise, is an indirect controlling shareholder of the Company, holding an approximately 51.98% interest in HIPDC. As of the Latest Practicable Date, HIPDC held approximately 42.88% of the total issued share capital of the Company. The transactions as contemplated by the Transfer Agreements constitute connected transactions to the Company, which are subject to Independent Shareholders' approval pursuant to Rule 14A.18 respectively of the Hong Kong Listing Rules. Huaneng Group, HIPDC and their respective associate will abstain from voting in the EGM in respect of the ordinary resolutions to approve the Acquisition (including the Transfer Agreements).

Taking the acquisition of Sichuan Hydro Power Interest and the acquisition of Pingliang Power Plant as a whole in accordance with Rule 14.22 of the Hong Kong Listing Rules, the total consideration amounts to RMB2,025 million. Therefore the transactions as contemplated by the Acquisition also constitute a discloseable transaction to the Company.

The Company and the Independent Directors have reviewed the Acquisition. The Company has appointed JPMorgan as the financial adviser in connection with the Acquisition. The Company has also appointed Rothschild as the independent financial adviser to advise the Independent Directors and the Independent Shareholders as to whether the terms of the Acquisition are fair and reasonable and whether the Acquisition is in the interest of the Company and its shareholders as a whole and to advise the Company's shareholders on how to vote in respect of the Acquisition.

THE PURPOSE OF THIS CIRCULAR IS TO PROVIDE YOU WITH FURTHER INFORMATION IN RELATION TO THE ACQUISITION AND THE TRANSFER AGREEMENTS, AND TO SET OUT THE RECOMMENDATION OF THE INDEPENDENT DIRECTORS AND THE NOTICE OF THE EGM.

2.    TRANSFER AGREEMENTS

(1)   Sichuan Hydro Power Transfer Agreement

The Sichuan Hydro Power Transfer Agreement was approved by the Directors at the board meeting on 26th October 2004 and signed by Huaneng Group and the Company on the same day.

Date:                        26th October 2004

Parties:                     Seller:       Huaneng Group
                             Purchaser:    the Company

Interest to be acquired: equity interest representing 60% of the registered capital of Sichuan Hydro Power. The parties also agreed that for commercial reasons, the earnings of Sichuan Hydro Power generated from 1st August 2004 proportional to the 60% equity interest would belong to the Company.

Consideration:               The consideration for the purchase of 60% equity
                             interest in Sichuan Hydro Power is RMB1,219 million, payable in cash on the Closing date. The purchase price was determined with reference to, inter alia, the valuation report prepared by Zhonghua in relation to the net assets of Sichuan
                             Hydro Power and on the basis of normal commercial terms and arm's length negotiation between the parties thereto, and the agreement was entered into in the ordinary and usual course of business of the Company.

Conditions:                  Closing is subject to the satisfaction or waiver
                             of the following conditions:

                             (1)   Conditions which need to be satisfied:

                                   o     Rothschild has advised the
                                         Independent Directors that the terms
                                         and conditions of the transaction
                                         contemplated by the Sichuan Hydro
                                         Power Transfer Agreement are fair and
                                         reasonable so far as the Independent
                                         Shareholders are concerned;

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                                   o     the Independent Directors recommended
                                         that the shareholders vote in favour
                                         of the transfer of Sichuan Hydro Power
                                         Interest and the Sichuan Hydro Power
                                         Transfer Agreement;

                                   o     the Sichuan Hydro Power Transfer
                                         Agreement and the transfer of Sichuan
                                         Hydro Power Interest have been
                                         approved and adopted by the
                                         Independent Shareholders;

                                   o     the Company has obtained all
                                         necessary government approvals for the
                                         Sichuan Hydro Power Transfer Agreement
                                         and the transfer of Sichuan Hydro
                                         Power Interest; and

                                   o     the simultaneous closing or closing
                                         of the Pingliang Power Plant Transfer
                                         Agreement.

                             (2) Conditions which the Company may waive under the Sichuan Hydro Power Transfer Agreement:

                                   o     representations and warranties of
                                         Huaneng Group in the Sichuan Hydro
                                         Power Transfer Agreement are true and
                                         complete in all material respects; and

                                   o     Huaneng Group has fulfilled in all
                                         material respects its obligations
                                         under the Sichuan Hydro Power Transfer
                                         Agreement.

                             (3) Conditions which Huaneng Group may waive under the Sichuan Hydro Power Transfer
                                   Agreement:

                                   o     representations and warranties of the
                                         Company in the Sichuan Hydro Power
                                         Transfer Agreement are true and
                                         complete in all material respects; and

                                   o     the Company has fulfilled in all
                                         material respects its obligations
                                         under the Sichuan Hydro Power Transfer
                                         Agreement.

                             In the case that any conditions for closing are waived, further announcement will be made by the Company accordingly.

Completion:                  Closing  shall take place on the day agreed upon
                             by both  parties, within 30 days after
                             the conditions have been satisfied or waived.


(2)   Pingliang Power Plant Transfer Agreement

The Pingliang Power Plant Transfer Agreement was approved by the Directors at the board meeting on 26th October 2004 and signed by Huaneng Group and the Company on the same day.


Date:                         26th October 2004

Parties:                      Seller:       Huaneng Group
                              Purchaser:    the Company

Interest to be acquired: equity interest representing 65% of the registered capital of Pingliang Power Plant. The parties also agreed that for commercial reasons, the earnings of Pingliang Power Plant generated from 1st July 2004 proportional to the 65% equity interest would belong to the Company.

Consideration:                The consideration for the purchase of Pingliang
                              Power Plant Interest is RMB806 million, payable in cash on the Closing date.

                              The purchase price was determined with reference to, inter alia, the valuation report prepared by Zhonghua in relation to the net assets of Pingliang Power Plant and on the basis of normal commercial terms and arm's length negotiation between the parties thereto, and the agreement was entered into in the ordinary and usual course of business of the Company.

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

Conditions:                   Closing is subject to the satisfaction or waiver
                              of the following conditions:

                              (1) Conditions which need to be satisfied:

                                    o     Rothschild has advised the
                                          Independent Directors that the terms
                                          and conditions of the transactions
                                          contemplated by the Pingliang Power
                                          Plant Transfer Agreement are fair and
                                          reasonable so far as the Independent
                                          Shareholders are concerned;

                                    o     the Independent Directors
                                          recommended that the shareholders
                                          vote in favour of the transfer of
                                          Pingliang Power Plant Interest and
                                          the Pingliang Power Plant Transfer
                                          Agreement;

                                    o     the Pingliang Power Plant Transfer
                                          Agreement and the transfer of Huaneng
                                          Group Interest have been approved and
                                          adopted by the Independent
                                          Shareholders;

                                   o      the Company has obtained all
                                          necessary government approvals for
                                          the Pingliang Power Plant Transfer
                                          Agreement and the transfer of
                                          Pingliang Power Plant Interest; and

                                    o     the simultaneous closing or closing
                                          of the Sichuan Hydro Power Transfer
                                          Agreement.

                              (2)   Conditions which the Company may waive
                                    under the Pingliang Power Plant Transfer
                                    Agreement:

                                    o     representations and warranties of
                                          Huaneng Group in the Pingliang Power
                                          Plant Transfer Agreement are true and
                                          complete in all material respects;
                                          and

                                    o     Huaneng Group has fulfilled in all
                                          material respects its obligations
                                          under the Pingliang Power Plant
                                          Transfer Agreement.

                              (3) Conditions which Huaneng Group may waive under the Pingliang Power Plant Transfer
                                    Agreement:

                                    o     representations and warranties of
                                          the Company in the Pingliang Power
                                          Plant Transfer Agreement are true and
                                          complete in all material respects;
                                          and

                                    o     the Company has fulfilled in all
                                          material respects its obligations
                                          under the Pingliang Power Plant
                                          Transfer Agreement.

                              In the case that any conditions for closing are waived, further announcement will be made by the Company accordingly.

Completion:                   Closing shall take place on the day agreed upon
                              by both parties, within 30 days after the conditions have been satisfied or waived.


3.    REASONS FOR THE ACQUISITION AND PRICING FACTORS

The Acquisition will improve the generation and fuel structure of the Company and it has also realised one of the guiding principles of the Company's long term strategy of placing equal emphasis on both coal fuel and other types of fuel. Sichuan Hydro Power is located in Sichuan Province, the hydro power generation capacity of which ranks number one in China. The Acquisition is the first move of the Company to participate in hydro power. This indicates that the Company commences to adjust its generation structure. The fuel sources of the Company will be diversified and become much balanced. The cost control pressure due to the shortage of coal supply will be relieved effectively.

The Acquisition will enlarge the Company's operating scale and geographical scope, thus enhancing the profitability of the Company as well as consolidating the Company's position as China's largest independent power company. After the completion of the Acquisition, the total generation capacity of the Company on an equity basis will increase by 1,146 MW (including Jialingjiang Company's 34

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                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

MW generating unit which was put into operation this year) from 19,012 MW to 20,158 MW, representing an increase of 6.0%. Furthermore, the Acquisition also brings about an increase of capacity under construction on an equity basis of 389 MW, which assures the increase of capacity as well as an increase of the Company's revenue in future years. The Acquisition provides an opportunity for the Company to enter for the first time into Sichuan Province, a rapidly growing power market, and into Gansu Province, the West China power market. This has realised the Company's development strategy of "consolidation in the coastal area, expansion in Central China and entering into West China".

In light of the strong increase of power demand and shortage of coal fuel in China, the acquisition of hydro power assets will rationalize the Company's fuel structure. The acquisition of mine-mouth power plant (Pingliang Power Plant) will bring about a decrease in average fuel costs of the Company and as a result, will enhance the Company's profitability and effectively contain the increase in fuel costs.

The Acquisition price has been determined through arm's length negotiations between the parties and their respective financial advisers, taking into account various factors, including the market environments, the technical and operating conditions of the Power Plants, the Power Plants' earnings potentials and their abilities to generate cash flow. The Company has also considered the appraisal report provided by Zhonghua which values the Sichuan Hydro Power Interest at RMB1,212.1 million as of 31st July 2004 and Pingliang Power Plant Interest at RMB791.73 million as of 30th June 2004 using the replacement cost approach. The board of Directors believes that the Acquisition price and terms are fair and reasonable to the Company and its shareholders.

4.    IMPACT OF THE ACQUISITION

The Company believes that with the growth of the power markets in which the Target Power Plants operate and through further strengthening management, the Acquisition will bring satisfactory returns to the Company and has a positive impact on the Company's future earnings, thus benefiting the Company and its shareholders. For reference only, according to International Financial Reporting Standards, the unaudited total net profit of the Target Power Plants in 2003 was approximately RMB264 million.

The Acquisition does not have any material impact on the net assets of the Company.

5.    INFORMATION REGARDING THE TARGET POWER PLANTS

Sichuan Hydro Power

Sichuan Hydro Power was established on 12th July 2004 as a state-owned limited liability company wholly owned by Huaneng Group while on the same day, Huaneng Group transferred its owned equity in the registered capital of Baoxinghe Company, Taipingyi Company, Dongxiguan Company, Fujiang Company, Kangding Company, Mingtai Company and Jialingjiang Company to Sichuan Hydro Power. The registration for the change of shareholder of the power plants under Sichuan Hydro Power from Huaneng Group to Sichuan Hydro Power was completed in July 2004. The power plants under Sichuan Hydro Power own installed generation capacity of 999 MW. The generation capacity on equity basis is 610 MW. In addition, the power plants under Sichuan Hydro Power has a generation capacity under construction of 882 MW. The generation capacity under construction on equity basis is 648 MW. Details of the power plants under Sichuan Hydro Power are set out below:


                                             REGISTERED       EQUITY HELD
POWER PLANTS UNDER                              CAPITAL        BY SICHUAN
SICHUAN HYDRO POWER                               (RMB)        HYDRO POWER  OTHER SHAREHOLDERS

Baoxinghe Company                           516,100,000               68%   Changjiang Hydro Power Development Co.,
                                                                            Ltd.: 8%
                                                                            Sichuan Province Power Development
                                                                            Company: 12%
                                                                            Yaan City State-owned Assets Management
                                                                            Co., Ltd.: 10%
                                                                            Sichuan Yaan Power (Group) Joint-stock
                                                                            Limited Company: 2%



Taipingyi Company                           100,000,000               60%   Aba Hydro Power Development Co., Ltd.:
                                                                            40%

Dongxiguan Company                          156,725,000            55.33%   Sichuan Province Power Development Co.,
                                                                            Ltd.: 8.38%
                                                                            Sichuan Province Port and Navigation
                                                                            Development Co., Ltd.: 6%
                                                                            Sichuan Wushengguangming Industrial Co.,
                                                                            Ltd.: 12%
                                                                            Sichuan Province Pengxi County Power Co.,
                                                                            Ltd.: 6.2%
                                                                            Daying Electricity Supply Bureau under
                                                                            Mianyang Electricity Bureau: 3.8%
                                                                            Sichuan Province Yuechiyintai Investment
                                                                            (Holdings) Limited: 4%
                                                                            Several individuals: 4.29% in aggregate

Fujiang Company                             150,000,000               95%   Sichuan Province Pingwu Power (Group)
                                         (paid up as at                     Co., Ltd.: 5%
                                        31st July 2004:
                                            97,880,000)

Kangding Company                            194,000,000               60%   Ganzi Region Hydro Power Development Co.,
                                                                            Ltd.: 40%

Mingtai Company                              97,700,000             52.2%   Sichuan Yongan Hydro Power Joint-stock
                                                                            Limited Company: 42.98%
                                                                            Mianyang City Power Co., Ltd: 3.27%
                                                                            Mianyang Qimingxing Group Co., Ltd: 1.53%

Jialingjiang Company                        193,080,000               55%   Sichuan Province Port and Navigation
                                         (paid up as at                     Development Co., Ltd.: 30%  Nanchong City
                                        31st July 2004:                     Power Development   Co., Ltd.: 15%
                                           152,119,800)

Sichuan Hydro Power is a wholly owned subsidiary of Huaneng Group. Huaneng Group will transfer its owned 60% equity interest in the registered capital of Sichuan Hydro Power to the Company where such transfer is not subject to any pre-emption right of other shareholders.

Furthermore, the Company has been given to understand that Huaneng Group is prepared to transfer its remaining 40% interest in Sichuan Hydro Power to Huaneng New Energy, its wholly owned subsidiary.

Upon completion of the acquisition of Sichuan Hydro Power Interest by the Company and the aforesaid arrangement, the equity interest in the registered capital of Sichuan Hydro Power will be held as to 60% by the Company and as to 40% by Huaneng New Energy.

Huaneng Group has warranted that its 60% interest in Sichuan Hydro Power and Sichuan Hydro Power's interest in the power plants under Sichuan Hydro Power are not subject to any pledge, mortgage, lien or third party right, nor involved in any disputes, litigations, arbitrations or legal proceedings.

The following table set out certain operating data of the power plants under Sichuan Hydro Power in 2003:


                     BAOXINGHE      TAIPINGYI    DONGXIGUAN        FUJIANG       KANGDING        MINGTAI  JIALINGJIANG
                       COMPANY        COMPANY       COMPANY        COMPANY        COMPANY        COMPANY       COMPANY

Name of power         Yucheng,      Taipingyi    Dongxiguan     Shuiniujia   Lengzhuquan,        Mingtai        Qingju
plants owned          Tongtou,                                      (under     Xiaotiandu                       (under
                   Xiaoguanzi,                               construction),        (under                 construction)
                        Qiaoqi                                      Ziyili  construction)
                        (under                                      (under
                 construction)                                construction),
                                                              Muzuo (under
                                                             construction)

Generation         Yucheng: 60            260           180    Shuiniujia:   Lengzhuguan:             45           136
capacity (MW)      Tongtou: 80                                  70  (under            180
                   Xiaoguanzi:                               construction)    Xiaotiandu:
                  160  Qiaoqi:                                 Ziyili: 130    240  (under
                   240  (under                                      (under  construction)
                 construction)                               construction)
                                                                Muzuo: 100
                                                                    (under
                                                             construction)

Power                 Yucheng:           1.47          0.77     (such data   Lengzhuguan:           0.17    (such data
generation                0.64                                      is not    0.83  (data                      is  not
(billion kWh)         Tongtou:                                   available            for                    available
                          0.64                                  for  power     Xiaotiandu                    for power
                   Xiaoguanzi:                                 plant under         is not                  plant under
                   0.71  (data                               construction)   available as                 construction)
                    for Qiaoqi                                                    it is a
                        is not                                                power plant
                  available as                                                      under
                       it is a                                              construction)
                   power plant
                         under
                 construction)

Utilisation           Yucheng:          5,638         4,285     (such data   Lengzhuguan:          3,775    (such data
hours (hours)            4,588                                      is not   4,621  (data                      is  not
                      Tongtou:                                   available            for                    available
                         4,588                                  for  power     Xiaotiandu                    for power
                   Xiaoguanzi:                                 plant under         is not                  plant under
                  4,434  (data                               construction)   available as                 construction)
                    for Qiaoqi                                                    it is a
                        is not                                                power plant
                  available as                                                      under
                       it is a                                              construction)
                   power plant
                         under
                 construction)

House                 Yucheng:            4.0           1.6     (such data   Lengzhuguan:            1.3    (such data
consumption               1.36                                      is not     2.7  (data                      is  not
rate  (%)             Tongtou:                                   available            for                    available
                          1.36                                  for  power     Xiaotiandu                    for power
                   Xiaoguanzi:                                plant  under         is not                  plant under
                   2.86  (data                               construction)   available as                 construction)
                    for Qiaoqi                                                    it is a
                        is not                                                power plant
                  available as                                                      under
                       it is a                                              construction)
                   power plant
                         under
                 construction)

Average               Yucheng:            221           293     (such data   Lengzhuguan:            272    (such data
on-grid power              291                                      is not     221  (data                      is  not
rate (RMB/MWh,        Tongtou:                                   available            for                    available
VAT included)              291                                  for  power     Xiaotiandu                    for power
                   Xiaoguanzi:                                plant  under         is not                  plant under
                    195  (data                               construction)   available as                 construction)
                    for Qiaoqi                                                    it is a
                        is not                                                power plant
                  available as                                                      under
                       it is a                                              construction)
                   power plant
                         under
                 construction)

Unit cost for               85             60            90     (such data   Lengzhuguan:            124    (such data
power sold                                                          is not      86  (data                      is  not
(RMB/MWh)                                                        available            for                    available
                                                                for  power     Xiaotiandu                    for power
                                                              plant  under         is not                  plant under
                                                             construction)
                                                                                  available
                                                                                  as
                                                                                  construction)
                                                                                  it
                                                                                  is
                                                                                  a
                                                                              power plant
                                                                                    under
                                                                            construction)

Pingliang Power Plant

Pingliang Power Plant Phase I consists of four 300 MW domestic built coal-fired generating units. Generating units No. 1 and No. 2 began construction in June 1998 and commenced commercial operation in 2000 and 2001 respectively. Units No. 3 and No. 4 began in May 2001 and were put into commercial operation in June and November 2003 respectively. The estimated depreciation period of the generating units at Pingliang Power Plant is approximately 14 years. Currently, the generating units operate properly. In 2003, annual power generation by the four generating units was 5.89 billion kWh with a house consumption rate of 4.5%. Power tariffs are determined according to the rates prescribed by the relevant pricing bureau.

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

Huaneng Group holds 65% equity interest in Pingliang Power Plant. The remaining 35% interest is held by Gansu Provincial Power Construction Investment Development Corporation whereby it has given up its pre-emptive right in the transfer of Pingliang Power Plant Interest.

Huaneng Group has warranted that its 65% interest in Pingliang Power Plant is not subject to any mortgage, pledge, lien or other third party right, nor involved in any disputes, litigations, arbitration or other legal proceedings.

The following table sets out certain operating data of Pingliang Power Plant in 2003:

Generation capacity (MW)                                                  1,200
Power generation (billion KWh)                                             5.89
Utilization hours (hours)                                                 7,444
House consumption rate (%)                                                  4.5
Average on-grid power rate (RMB/MWh, VAT included)                          196
Coal consumption rate for power sold (grams/kWh)                            340
Unit fuel cost for power sold (RMB/MWh)                                    53.3

6.    SELECTED FINANCIAL INFORMATION OF THE TARGET POWER PLANTS

The following is a summary of unaudited consolidated financial information of Sichuan Hydro Power and its subsidiaries as at 31st December 2002, 2003 and 31st July 2004 and for the years/period then ended and the summary of unaudited financial information of Pingliang Power Plant as at 31st December 2002, 2003 and 30th June 2004 and for the years/period then ended, prepared in accordance with International Financial Reporting Standards ("IFRS").

                                                                   (RMB in thousands)
                                   SICHUAN HYDRO  POWER AND ITS SUBSIDIARIES            PINGLIANG POWER PLANT
                                            31ST            31ST            31ST         31ST         31ST        30TH
                                        DECEMBER        DECEMBER            JULY     DECEMBER     DECEMBER        JUNE
                                            2002            2003            2004         2002         2003        2004
                                  (consolidated)   (consolidated)  (consolidated)

                                       ---------       ---------       ---------    ---------    ---------   ---------
Plant and machinery                    1,154,894       1,081,165       1,566,913    1,762,101    2,852,155   2,732,349
Properties                             1,237,272       1,253,285       2,008,948      873,477      978,721     951,517
Other assets                           1,697,820       2,188,426       2,560,213    1,287,696      496,822     641,393
Total assets                           4,089,986       4,522,876       6,136,074    3,923,274    4,327,698   4,325,259
                                       ---------       ---------       ---------    ---------    ---------   ---------
Total liabilities                      2,816,076       3,099,655       4,358,835    3,611,363    3,768,507   3,599,838
Receivables                              300,227         242,849         217,991      130,707      187,492     265,662
Contingent items                          15,690          15,500           6,500        4,416        4,416       4,416
Net assets                               975,028       1,108,571       1,281,113      311,911      559,191     725,421
Interest attributable to                     60%             60%             60%          65%          65%         65%
  Huaneng  Group
Net assets attributable to               585,017         665,143         768,668      202,742      363,474     471,524
  Huaneng Group according to
  the above ratio
Revenue from principal business          422,978         494,611         410,826      543,439      939,493     740,073
Operating profit/(loss)                  250,588         315,103         266,503     (11,777)      274,391     280,565
Profit/(loss) before taxation            165,045         240,399         225,492    (136,454)      135,888     192,139
Effective tax rate                         13.7%           12.8%           17.0%      (14.3)%        15.6%       14.9%
Net profit/(loss) after taxation         105,474         148,994         128,108    (116,901)      114,620     163,430



7.    CONNECTED TRANSACTIONS UNDER SHANGHAI LISTING RULES

As the domestic public shares of the Company are listed on the Shanghai Stock Exchange, the Company is required, in addition to the Hong Kong Listing Rules, to comply with the Shanghai Listing Rules.

After Closing, certain transactions in relation to the Target Power Plants, including the guarantees to be provided by the Company to the banks in respect of the Target Power Plants' bank loans and the loans obtained from Huaneng Group and its associate, China Huaneng Finance Company, both being connected persons of the Company, by the Target Power Plants in the ordinary and usual course of the Target Power Plants' business, which are subject to compliance with the relevant requirements of the Hong Kong Listing Rules, will constitute connected transactions under the Shanghai Listing Rules ("Shanghai Connected Transactions"), which shall be subject to the approval of the Company's shareholders. The connected persons (as defined under the Shanghai Listing Rules) shall abstain from voting on resolutions related to Shanghai Connected Transactions. Details of the Shanghai Connected Transactions will be set out in the notice of EGM to be issued to the Company's shareholders.

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

In accordance with Rule 7.3.11(9) of the Shanghai Listing Rules, the Company has appointed Guotai Junan as the PRC independent financial adviser in respect of the Acquisition.

Upon careful and necessary enquiry, Guotai Junan is of the view that the Acquisition and the Shanghai Connected Transactions met the relevant legal requirements under the Company Law of the PRC, the Securities Law of the PRC and the Shanghai Listing Rules (as amended in 2001) and the requirements of the articles of association of the Company, reflecting the principles of equality, justice and reasonableness; and that the Acquisition will not in any way affect the interests of either the Company or the non-connected shareholders.

The Independent Directors are of the view that (1) the board of Directors has met the relevant requirements of Shanghai Listing Rules and the articles of association of the Company regarding approval of the relevant resolutions of the Acquisition and the Shanghai Connected Transactions; and (2) the Acquisition and the Shanghai Connected Transactions are fair to the Company's shareholders.

8.    THE EGM

The transactions as contemplated by the Transfer Agreements constitute discloseable and connected transactions to the Company. The Company will convene an EGM on 17th December, 2004 to consider the approval of the Acquisition (including the Transfer Agreements), and Shanghai Connected Transactions. The voting at such meeting will be taken on a poll and the Company will make an announcement of the poll result. Huaneng Group, HIPDC and their respective Associates will abstain from voting in the EGM in respect of the ordinary resolutions to approve the Acquisition (including the Transfer Agreements). Notice of the EGM is set out on pages 65 to 71 in this circular.

A reply slip and a form of proxy for use by the Independent Shareholders at the Extraordinary General Meeting are enclosed with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon to the registered office of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xichang District, Beijing, PRC as soon as possible but in any event by 27th November, 2004. The enclosed form of proxy should be completed and returned to the Company's H Share Registrar, Hong Kong Registrars Limited, at Room 1901-5, 19/F, Hopewell Centre, 183 Queen's Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

9.    RECOMMENDATION

According to the requirements of the Hong Kong Listing Rules, the Independent Directors will advise the Independent Shareholders in connection with the Acquisition (including the Transfer Agreements). Rothschild has been appointed as an independent financial adviser to advise the Independent Directors and the Independent Shareholders with respect to the fairness and reasonableness of the Acquisition (including the Transfer Agreements).

The Independent Directors, having taken into account the advice of Rothschild, consider the terms of the Transfer Agreements to be fair and reasonable insofar as the Shareholders are concerned and consider the transaction contemplated by the Transfer Agreements to be in the interests of the Company and its Independent Shareholders. Accordingly, the Independent Directors recommend that the Independent Shareholders vote in favour of the resolutions to approve the Acquisition and the Transfer Agreements at the EGM.

10.   OTHER INFORMATION

Your attention is also drawn to the letter from the Independent Directors and the letter from Rothschild, which sets out its advice to the Independent Directors, and the additional information set out in the appendices of this circular.

                                                   Yours faithfully,
                                                 For and on behalf of
                                           HUANENG POWER INTERNATIONAL, INC.
                                                     WANG XIAOSONG
                                                     Vice Chairman

-------------------------------------------------------------------------------
                     LETTER FROM THE INDEPENDENT DIRECTORS
-------------------------------------------------------------------------------


                        HUANENG POWER INTERNAIONAL, INC.
    (A Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)

                                                 Registered office:
                                                 West Wing, Building C
                                                 Tianyin Mansion
                                                 2C Fuxingmennan Street
                                                 Xicheng District
                                                 Beijing 100031
                                                 The People's Republic of China


                                                 3rd November, 2004

To the Independent Shareholders

Dear Sir or Madam,

                     DISCLOSEABLE AND CONNECTED TRANSACTION

We, the Independent Directors of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the Acquisition, details of which are set out in the letter from the Board contained in the circular ("Circular") of the Company to the Shareholders dated 3rd November, 2004, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, the Acquisition constitutes both a discloseable and a connected transaction for the Company. Accordingly, the Acquisition will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Rothschild set out on pages 18 to 31 of the Circular. We have discussed the letter and the opinion contained in it with Rothschild.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Rothschild, as stated in its aforementioned letter, we consider the Acquisition to be fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolutions in the Notice of EGM set out at the end of the Circular to be proposed at the EGM to be held on 17th December, 2004 and thereby approve the Acquisition and the Transfer Agreements.


                               Yours faithfully,
         GAO ZONGZE  ZHENG JIANCHAO  QIAN ZHONGWEI  XIA DONGLIN  LIU JIPENG
                             Independent Directors

-------------------------------------------------------------------------------
                             LETTER FROM ROTHSCHILD
-------------------------------------------------------------------------------

                                                   [ROTHSCHILD GRAPHIC OMITTED]


3 November 2004

To the Independent Directors and
Independent Shareholders

Dear Sir or Madam,

                     DISCLOSEABLE AND CONNECTED TRANSACTION

We refer to our engagement to advise the Independent Directors and Independent Shareholders with respect to the Acquisition, details of which are contained in the circular of the Company dated 3 November 2004 to its shareholders (the "Circular") of which this letter forms a part. Rothschild has been appointed the independent financial adviser to advise the Independent Directors and Independent Shareholders as to: (a) whether or not the Transfer Agreements are on normal commercial terms (as defined under the Hong Kong Listing Rules) and the terms of the Transfer Agreements are fair and reasonable so far as the Independent Shareholders are concerned; (b) whether or not entering into the Transfer Agreements is in the interest of the Company and its shareholders as a whole; and (c) how the Independent Shareholders should vote at the EGM in respect of the Acquisition.

The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

As at the Latest Practicable Date, Huaneng Group owned approximately 51.98% of HIPDC, which in turn owned approximately 42.88% of the issued share capital of the Company. Pursuant to the Hong Kong Listing Rules, the Transfer Agreements constitute a discloseable and connected transaction for the Company, which will be subject to, inter alia, the Independent Shareholders' approval at the EGM.

For the avoidance of doubt, we are not engaged to advise the Independent Directors in respect of the Shanghai Connected Transactions, details of which are set out in the section headed "7. Connected transactions under Shanghai Listing Rules" in the "Letter from the Board" of the Circular. The opinion of the Independent Directors thereof and the basis of their opinion are set out in the "Letter from the Independent Directors" contained in the Circular.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company and/or its advisers and have assumed that any representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular are fair and reasonable and have relied on them.

NM Rothschild & Sons (Hong Kong) Limited               Telephone: (852)2525-5333
16th Floor, ALexandra House                                  Fax: (852)2868-1728
16-20 Chater Road, Central                                        (852)2810-6997
Hong Kong SAR

-------------------------------------------------------------------------------
                             LETTER FROM ROTHSCHILD
-------------------------------------------------------------------------------

We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company and/or its advisers. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, the Target Power Plants or any of their respective subsidiaries and associated companies.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1.    Background and rationale

The principal activities of the Company and its subsidiaries are to develop, construct, operate and manage large-scale coal-fired power plants throughout the PRC. The Board is of the view that the Acquisition follows the Company's long-term business and development strategy of "placing equal emphasis on both coal fuel and other types of fuel". In addition, the acquisition of Sichuan Hydro Power would enable the Company to make its first move into hydro power generation in Sichuan province, the province with the highest hydro power generation capacity in the PRC, and would allow the Company to adjust its generation structure from sole dependence on coal fired generation to having both coal fired and hydro power generation. Accordingly, the Company would to some extent diversify fuel sources for its overall generation portfolio and, through hydro power generation, reduce its reliance on coal and average fuel costs of generation. Furthermore, the acquisition of Pingliang Power Plant, which is a mine-mouth power plant, would bring about a decrease in fuel costs and enhance the Company's profitability by effectively controlling the increase in fuel costs.

The Acquisition would enlarge the operational scale and geographical coverage of the Company as well as consolidate the Company's position as one of the PRC's largest independent power companies. Upon Closing, the Company's installed generation capacity will increase by 1,146 megawatts ("MW") on an equity basis (including Jialingjiang Company's generation capacity of 34 MW which commenced operation in 2004), an increase in its total installed generating capacity from 19,012 MW to 20,158 MW on an equity basis, representing a percentage increase of approximately 6.0% and an increase in its capacity under construction of 389 MW on an equity basis.

The Acquisition would also enable the Company to enter the Sichuan and Gansu provinces for the first time, which are provinces located in the West China power market and have rapid growth in power demand. This is consistent with the Company's marketing strategy of "consolidating in the coastal areas, expansion in Central China and entering into West China".

2.    The Acquisition

(a)   Assets to be acquired

On 26 October 2004, the Company entered into the Sichuan Hydro Power Transfer Agreement, pursuant to which the Company has conditionally agreed to acquire from Huaneng Group a 60% equity interest in Sichuan Hydro Power (including the earnings of Sichuan Hydro Power generated from 1 August 2004 proportional to 60% of its registered capital) for a consideration of RMB1,219 million (equivalent to approximately HK$1,150 million) (the "Sichuan Hydro Power Consideration"). On 26 October 2004, the Company also entered into the Pingliang Power Plant Transfer Agreement, pursuant to which the Company has conditionally agreed to acquire from Huaneng Group a 65% equity interest in Pingliang Power Plant (including the earnings of Pingliang Power Plant generated from 1 July 2004 proportional to 65% of its registered capital) for a consideration of RMB806 million (equivalent to approximately HK$760 million) (the "Pingliang Power Plant Consideration").

In addition, we note that the Company has been informed that Huaneng Group is prepared to transfer its remaining 40% in Sichuan Hydro Power to Huaneng New Energy.

-------------------------------------------------------------------------------
                             LETTER FROM ROTHSCHILD
-------------------------------------------------------------------------------


Set out below is a summary of certain financial and operational information relating to the Target Power Plants. The financial information is extracted from the section headed "6. Selected financial information of the Target Power Plants" in the "Letter from the Board" of the Circular.

                                      Installed
                                       capacity                                                                        Net
                                          on an                                                                      asset
                                         equity                                                                       value
                                          basis          Sales                     Net profit/(loss)                  (RMB
                            Location       (MW)      (RMB million)                   (RMB million)                 million)
                                           As at  For the financial    For the    For the financial   For the        As at
                                         31 July    year ended 31      latest       year ended 31      latest          the
                                                      December         available      December       available      latest
                                                                       period in                     period in   available
                                                                                                                   date in
                                            2004      2002      2003     2004*      2002      2003     2004*       2004*

Sichuan Hydro Power          Sichuan         366     423.0     494.6     410.8     105.5     149.0     128.1   1,281.1
Pingliang Power Plant        Gansu           780     543.4     939.5     740.0   (116.9)     114.6     163.4     725.4


* Seven months ended 31 July 2004 (or as at 31 July 2004) for Sichuan Hydro Power and six months ended 30 June 2004 (or as at 30 June 2004) for Pingliang Power Plant

From our discussions with the management of the Company, we understand that Sichuan Hydro Power experienced a positive growth trend in sales and net profit for the two financial years ended 31 December 2003 and 7 months ended 31 July 2004 primarily as a result of increase in on-grid electricity volume, as well as the decrease in financial expense in 2004. With respect to Pingliang Power Plant, the positive growth trend in sales for the financial year ended 31 December 2003 and the six months ended 30 June 2004 was mainly attributable to a combination of increase in on-grid electricity volume and tariff. The net loss in 2002 was primarily due to the fact that only two generators were operational in 2002 as the third and fourth generators commenced operation in 2003 while the increase in sales volume for 2003 and the first half of 2004 resulted in improved efficiency and a corresponding positive growth trend in net profit.

(b) Basis of the consideration

The Transfer Agreements were entered into after arm's length negotiation among the Company, Huaneng Group and their respective financial advisers, taking into account various factors, including the market environments, the technical and operating conditions of the Target Power Plants, the earnings potential of the Target Power Plants and their ability to generate cash flow. The Sichuan Hydro Power Consideration and the Pingliang Power Plant Consideration, which will be satisfied as to 100% by the Company's cash-on-hand, were determined with reference to, inter alia, the asset appraisal reports prepared by Zhonghua using the replacement cost approach. However, given that Zhonghua is a qualified asset appraisal firm in the PRC which does not carry on such business in Hong Kong, we have not relied on its valuation in arriving at our opinion.

(c)   Valuation of the Target Power Plants

Based on the Sichuan Hydro Power Transfer Agreement and information provided by the Company, the enterprise value (the "EV") of Sichuan Hydro Power (only relating to the installed generation capacity but excluding Jialingjiang Company's generation capacity of 34MW which commenced operation in 2004) attributable to the interests to be acquired by the Company would be approximately RMB2,414 million, equivalent to the sum of the Sichuan Hydro Power Consideration of RMB1,219 million (equivalent to approximately HK$1,150 million), of which an amount of RMB1,033 million of the Sichuan Hydro Power Consideration relates to the purchase price for installed generation capacity while RMB186 million relates to the purchase price for capacity under construction (determined by investment cost-to-date), and the aggregate net debt of Sichuan Hydro Power (only relating to the installed generation capacity and excluding net debt attributable to Jialingjiang Company and Fujiang Company) attributable to interests to be acquired by the Company as at 31 December 2003.

We list below the multiples for the Sichuan Hydro Power Interest based on the Sichuan Hydro Power Consideration for installed generation capacity under the Sichuan Hydro Power Transfer Agreement:

-------------------------------------------------------------------------------
                             LETTER FROM ROTHSCHILD
-------------------------------------------------------------------------------

o an EV/earnings before interest, tax, depreciation and amortisation ("EBITDAi") multiple of approximately 8.6 times, based on the EBITDA attributable to the Sichuan Hydro Power Interest for the financial year ended 31 December 2003 of approximately RMB282.3 million;

o an EV/MW of approximately RMB6.8 million, based on the equity installed generation capacity of 355MW (excluding Jialingjiang Companyi|s generation capacity of 34MW which commenced operation in 2004) attributable to the Sichuan Hydro Power Interest;

o a price to earnings multiple of approximately 10.9 times, based on the net profit of Sichuan Hydro Power attributable to the Sichuan Hydro Power Interest for the financial year ended 31 December 2003 of approximately RMB94.7 million; and

o a price to net asset value ("NAVi") ratio of approximately 1.8 times, based on the aggregate NAV of Sichuan Hydro Power attributable to the Sichuan Hydro Power Interest as at 31 December 2003 of approximately RMB572.4 million.

Based on the Pingliang Power Plant Transfer Agreement and information provided by the Company, the EV of Pingliang Power Plant attributable to Huaneng Group would be approximately RMB2,980 million, equivalent to the sum of the Pingliang Power Plant Consideration of RMB806 million (equivalent to approximately HK$760 million) and the aggregate net debt of Pingliang Power Plant attributable to Huaneng Group as at 31 December 2003.

We list below the multiples for the Pingliang Power Plant Interest based on the Pingliang Power Plant Consideration under the Pingliang Power Plant Transfer
Agreement:

o an EV/EBITDA multiple of approximately 9.0 times, based on the EBITDA of Pingliang Power Plant attributable to Huaneng Group for the financial year ended 31 December 2003 of approximately RMB331.6 million;

o an EV/MW of approximately RMB3.8 million, based on the equity installed capacity of 780 MW of Pingliang Power Plant attributable to Huaneng Group;

o a price to earnings multiple of approximately 10.8 times, based on the net profit of Pingliang Power Plant attributable to Huaneng Group for the financial year ended 31 December 2003 of approximately RMB74.5 million; and

o a price to NAV ratio of approximately 2.2 times, based on the aggregate NAV of Pingliang Power Plant attributable to Huaneng Group as at 31 December 2003 of approximately RMB363.5 million.

We have analysed the Sichuan Hydro Power Consideration and the Pingliang Power Plant Consideration by reviewing: (a) the trading multiples of listed companies comparable to the Acquisition; and (b) the transaction multiples of recent acquisitions of electricity power generation companies in the PRC.

In assessing the fairness of the Sichuan Hydro Power Consideration and the Pingliang Power Plant Consideration, we are of the view that the analysis of the EV/EBITDA multiple versus those of comparable listed companies and comparable transactions is the most important and appropriate valuation benchmark. Due to its common use as a valuation benchmark in the electric power generation industry, we have also compared the EV/MW multiple of the Sichuan Hydro Power Consideration and the Pingliang Power Plant Consideration with those of comparable listed companies and comparable transactions. In addition, we have reviewed the price/earnings ratio and the price/NAV ratio of the Sichuan Hydro Power Consideration and the Pingliang Power Plant Consideration versus those of comparable listed companies and comparable transactions, for supplemental crosschecking purposes.

(i) Comparable company analysis

Since the revenue of the Target Power Plants is derived from their electric power generation business in the PRC, the comparable companies we have chosen are listed power companies which are primarily focused on electric power generation in the PRC. The companies which we have identified under the above selection criteria are PRC power generation companies primarily listed on the Stock Exchange, the Shanghai Stock Exchange and the Shenzhen Stock Exchange, some of which are listed on more than one stock exchange. It should be noted that the Shanghai Stock Exchange and the Shenzhen Stock Exchange are divided into the A-share and B-share markets, which are two separate markets with

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                             LETTER FROM ROTHSCHILD
-------------------------------------------------------------------------------

different regulations and restrictions. The shares traded on the A-share market can only be invested in by domestic investors and qualified foreign institutional investors (with certain trading and ownership restrictions) whereas shares traded on the B-share market are open for investment by both international and domestic investors. We consider that the trading multiples of companies traded solely on an A-share market in the PRC are not an appropriate benchmark for the Sichuan Hydro Power Consideration and the Pingliang Power Plant Consideration given that trading in the PRC A-share markets is highly restricted. It should also be noted that trading in the PRC B-share markets is relatively inactive and the total market capitalisation is small. Accordingly, we consider the trading multiples of the B-share electric power generation companies less comparable for our valuation purpose.

Based on the above selection criteria, we set out in the following table the relevant ratios of the selected comparable listed companies based on their respective share prices as at the Latest Practicable Date and their latest published audited full year financial statements.


Company name                                                     EV(1)/          EV(1)/          Price(2)/      Price(2)/
                                                              EBITDA(3)          MW(4)        earnings(5)        NAV(6)

                                                                (Times)       (RMB million)      (Times)        (Times)

PRIMARY COMPARABLES
Hong Kong listed comparable companies(7)
Beijing Datang Power Generation Co. Ltd.                            9.6             5.9            18.7            2.2
Huadian Power International Corp. Ltd.                              6.9             3.3            13.5            1.5
The Company                                                         7.6             5.4            13.8            2.2
China Resources Power Holdings Co. Ltd. ("CR Power")(8)            19.3            12.6            28.7            1.9
Average                                                            10.8             6.8            18.7            1.9
Average (excluding CR Power)(8)                                     8.0             4.9            15.3            2.0

SECONDARY COMPARABLES
B-shares companies
Guangdong Electric Power Development Co. Ltd                        4.9             5.2            10.5            1.5
Huadian Energy Co. Ltd(9)                                           8.4             2.8            18.9            1.1
Shenzhen Nanshan Power Station Co. Ltd                              6.7             5.3             9.2            2.9
Zhejiang Southeast Electric Power Co. Ltd                           6.6             5.5            17.6            1.8
Average                                                             6.6             4.7            14.0            1.8

SICHUAN HYDRO POWER CONSIDERATION(10)                               8.6             6.8            10.9            1.8
PINGLIANG POWER PLANT CONSIDERATION                                 9.0             3.8            10.8            2.2


Sources: Bloomberg and latest published audited full year financial statements of the relevant companies available on the Latest Practicable Date

Notes:

(1) EV of a company refers to the sum of its market capitalisation as at the Latest Practicable Date and its net indebtedness as per its latest published audited full year financial statements available on the Latest Practicable Date.

(2) Price refers to the market capitalisation based on the closing price of a Hong Kong listed power company with main operations in the PRC as quoted on the Stock Exchange or the closing price of the B-shares of the relevant company on the Latest Practicable Date and the total number of shares in issue as at the year-end date according to the relevant company's latest published audited full year financial statements. For companies which also have an A-share listing, their A-share stock prices were not used in the above calculation of market capitalisations.

(3) EBITDA refers to the earnings before interest, tax, amortisation and depreciation expenses as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(4) MW refers to the net installed capacity in megawatts of the respective companies as at the year-end date according to the relevant company's latest published audited full year financial statements.

(5) Earnings refer to net profit excluding extraordinary items as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(6) NAV refers to net asset value as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

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                             LETTER FROM ROTHSCHILD
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(7)   Hong Kong listed comparable companies refers to Hong Kong listed power companies with main operations in the PRC and excludes China Power International Development Limited which listed on the Stock Exchange on 15 October 2004 as it is still under price stabilisation.

(8) CR Power is considered less comparable to the Target Power Plants than other H-share power generation companies as it is trading at significantly higher multiples, in terms of EV/EBITDA, EV/MW and price/earnings, due to the fact that CR Power has a much smaller asset base and is expected to have a much higher growth ratio after its power generation assets under construction and development have become operational in the future.

(9) Huadian Energy Co. Ltd is formerly known as Heilongjiang Electric Power Co. Ltd.

(10) Computation of multiples for the Sichuan Hydro Power Consideration is based on operational generation capacity only and excludes purchase price, enterprise value, EBITDA, MW, earnings and net assets respectively attributable to capacity under construction at Jialingjiang Company (including the 34MW which commenced operations in 2004) and Fujiang Company.

(11)  An exchange rate of RMB8.28 = US$1.00 has been used.

As illustrated above, the EV/MW multiple of approximately RMB6.8 million/MW for the Sichuan Hydro Power Consideration is higher than the range and average trading multiples of the Hong Kong listed comparable companies (excluding CR Power) as most of the generation assets of the comparable companies are coal fired power plants which typically have lower EV/MW multiples than hydro plants. The EV/MW multiple of approximately RMB3.8 million/MW for the Pingliang Power Plant Consideration is within the range and lower than the average trading multiples of the Hong Kong listed comparable companies (excluding CR Power). The price/earnings multiple of approximately 10.9 times and 10.8 times for the Sichuan Hydro Power Consideration and the Pingliang Power Plant Consideration respectively are lower than the respective ranges and average trading multiples of the Hong Kong listed comparable companies (excluding CR Power).

In terms of EV/EBITDA, the multiples for the Sichuan Hydro Power Consideration and Pingliang Power Plant Consideration of approximately 8.6 times and 9.0 times respectively and price/NAV multiple of approximately 1.8 times and 2.2 times respectively are within the respective ranges of and in line with the respective averages of the trading multiples of the Hong Kong listed comparable companies (excluding CR Power).

In addition, we have compared the aforementioned acquisition multiples under the Transfer Agreements with the trading multiples of the B-share comparable companies for supplemental comparison purposes. The EV/EBITDA and EV/MW multiples for the Sichuan Hydro Power Consideration are both higher than the ranges and averages of the respective trading multiples of the B-share comparable companies, whereas the price/earnings multiple is within the range and lower than the average trading multiples, and the price/NAV multiple is within the range and in line with the average trading multiples.

The EV/MW and price/earnings multiples for the Pingliang Power Plant Consideration are both within the ranges and lower than the averages of the respective trading multiples of the B-share comparable companies, whereas the EV/EBITDA multiple is higher than the range and the average trading multiples, and the price/NAV multiple is within the range and higher than the average trading multiples.

(ii) Comparable transaction analysis

Our analysis also includes research into acquisition transactions in the Chinese electric power generation sector which have taken place since the recent power industry reform started in the PRC in early 2002. In selecting the comparable transactions, we have focused on material transactions and have taken into account the availability of reliable transaction information and comparability of the power plants acquired with the Target Power Plants. Due to the inherent differences in the economics of hydro versus thermal plants, we have analysed the Sichuan Hydro Power Consideration and Pingliang Power Plant Consideration separately. The following table sets out our findings:

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                             LETTER FROM ROTHSCHILD
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

COMPARABLE TRANSACTION ANALYSIS

                                                           Net
                                                      installed               EV(1)/     EV(1)/       Price(2)/  Price(2)/
Date                   Seller           Buyer         capacity   Fuel       EBITDA(3)       MW      earnings(3)       NAV
                                                          (MW)                (Times)     (RMB         (Times)    (Times)
                                                                                        million)

Hydro power plants
08/08/2003(4)          China            China            2,800   Hydro           n.a.       6.7         n.a.      n.a.
                       Changjiang       Yangtze
                       Sanxia           Power Co.
                       Engineering
                       Development
                       Co.

SICHUAN HYDRO POWER CONSIDERATION                                                 8.6       6.8         10.9       1.8

Coal fired power plants
16/04/2004(5)          Huaneng          The Company      3,036   Coal             5.7       3.8          8.7       1.7
                       Group  & HIDPC

05/06/2003(6)          Huaneng Group    The Company        570   Coal             6.8       2.9          9.7       4.8

09/05/2003(7)          China Huadian    Shandong           480   Coal             9.1       4.3         18.4       1.0
                       Corporation      International
                                        Power
                                        Development
                                        Co. Ltd

16/11/2002(8)          Huaneng Group    The Company        390   Coal             4.2       1.8          7.2       3.2

09/05/2002(9)          Huaneng Group    The Company      1,687   Coal             4.5       2.3          8.1       2.0

AVERAGE                                                                           6.1       3.0         10.4       2.5
PINGLIANG POWER PLANT CONSIDERATIOn                                               9.0       3.8         10.8       2.2


Source: Companies' public filings available on the Latest Practicable Date

n.a.: not available


Notes:

(1) EV refers to the sum of the equity purchase consideration paid in an acquisition and the proportional net indebtedness of the target power plant(s) as at the latest full year audited financial year end date prior to the acquisition.

(2)   Price refers to the equity purchase consideration paid in an acquisition.

(3) EBITDA and earnings based on the latest full year audited financials of the relevant target power plants before the acquisition took place.

(4) China Yangtze Power Company Limited acquired 100% in four hydro power generators in Hubei Province.

(5) The Company acquired 40% of Hebei Hanfeng Power Generation Limited Liability Company in Hebei Province, 90% of Jinggangshan Huaneng Power Generation Limited Liability in Jiangxi Province, 55% of Huaneng Hunan Yueyang Power Generation Limited Liability Company in Hunan Province, 60% in Huaneng Chongqing Luohuang Power Generation Limited Liability Company in Chongqing Province and 100% of Huaneng International Power Development Corporation Yingkou Branch Company in Liaoning Province.

(6) The Company acquired 100% of China Huaneng Group Xindian Power Plant in Shandong Province, 60% in Shanxi Huaneng Yushe Power Limited Liability Company in Shanxi Province, and 55% of Henan Huaneng Qinbei Power Generation Limited Liability Company in Henan Province.

(7) Shandong International Power Development Company Limited acquired 80% in Sichuan Guangan Power Generation Company Limited in Sichuan Province.

(8) The Company acquired 30% in Shanghai Shidongkou Power Limited Company in Shanghai and 5% of Suzhou Industrial Park Huaneng Power Limited Liability Company in Jiangsu Province.

(9) The Company acquired 70% in Shanghai Shidongkou Power Limited Company in Shanghai, 70% in Suzhou Industrial Park Huaneng Power Limited Liability Company in Jiangsu Province, 44.16% in Jiangsu Huaneng Huaiyin Power Limited Company in Jiangsu Province, and 100% of China Huaneng Group Company Zhejiang Changxing Power Plant in Zhejiang Province.

Our review of the EV/MW multiple of approximately RMB6.8 million/MW for the Sichuan Hydro Power Consideration is comparable to the precedent transaction. We note that the Pingliang Power Plant Consideration multiples of approximately
9.0 times for EV/EBITDA, RMB3.8 million/MW for EV/MW and 10.8 times for price/earnings indicate that the aforementioned multiples are higher than the respective averages but are within the respective ranges of the precedent transactions. We are of the view that the higher multiples of the Pingliang Power Plant Consideration are mainly attributable to the fact that the MW weighted average age of the Pingliang Power Plant is only approximately 2.2 years as compared to the average age of approximately 3.4 to 10.0 years for the precedent transactions. Furthermore, two of the four units at Pingliang Power Plant commenced commercial operations in June 2003 and November 2003 respectively, and hence the financial results of the Pingliang Power Plant for

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                             LETTER FROM ROTHSCHILD
-------------------------------------------------------------------------------

the financial year ended 31 December 2003 did not reflect the full earnings capability of the four current operating units on which the Pingliang Power Plant Consideration was priced, resulting in higher acquisition multiples. The price/NAV multiple of approximately 2.2 times for the Pingliang Power Plant Consideration is lower than the average multiple of the precedent transactions, consistent with the fact that the Pingliang Power Plant is a younger plant than those in the precedent transactions. In addition, the Pingliang Power Plant is a mine-mouth power plant, with lower transportation cost of coal and higher reliability of coal supply than some other coal fired plants, alleviating two major financial and operational risks many coal fired plants in China are currently exposed to.

On the above basis, we consider the Sichuan Hydro Power Consideration and the Pingliang Power Plant Consideration under the respective Transfer Agreements are fair and reasonable so far as the Independent Shareholders are concerned.

(d)   Conditions of the Acquisition

Completion of the Transfer Agreements is conditional upon fulfilment of various conditions including the approval of the Acquisition by the Independent Shareholders at the EGM. Further details of the other conditions precedent to the completion of the Acquisition are set out in the section headed "2. Transfer Agreements" in the "Letter from the Board" of the Circular.

3.    Potential financial effects

This section sets out various analyses on the potential financial effects of the Acquisition, which were prepared based on the audited financials of the Company and its subsidiaries (the "Group") for the financial year ended 31 December 2003 and the unaudited financials of the Group for the six months ended 30 June 2004, and the unaudited financials of Sichuan Hydro Power and its subsidiaries for the financial year ended 31 December 2003 and the seven months ended 31 July 2004, as well as the unaudited financials of Pingliang Power Plant for the financial year ended 31 December 2003 and the six months ended 30 June 2004, which were prepared based on the International Financial Reporting Standards, further details of which are summarised in the section headed "6. Selected financial information of the Target Power Plants" in the "Letter from the Board" of the Circular. Upon completion of the Acquisition, the Target Power Plants will become subsidiaries of the Company, and accordingly their financials will be consolidated into the financial statements of the Group. It should be noted that the figures and financial effects shown in this section are for illustrative purposes only.

(a)   Net income

The net profit (before taking into consideration any adjustments relating to the Acquisition) of the Target Power Plants for the financial year ended 31 December 2003 was approximately RMB149.0 million and approximately RMB114.6 million for Sichuan Hydro Power and Pingliang Power Plant respectively, and the Company is acquiring a 60% equity interest and a 65% equity interest in the Sichuan Hydro Power and Pingliang Power Plant respectively.

(b)   Net assets

Based on our discussion with the management of the Company, we understand that there will be no material change to the NAV of the Group as a result of the Acquisition.

(c)   Net gearing

The total consideration of the Acquisition of approximately RMB2,025 million will be satisfied by cash payment upon completion of the Acquisition, which would add to the Group's net debt position of approximately RMB12,552 million as at 30 June 2004. In addition, based on the information provided by the Company, the Group is acquiring the Sichuan Hydro Power with net debt of approximately RMB3,436 million as at 31 July 2004 and the Pingliang Power Plant with net debt of approximately RMB3,079 million as at 30 June 2004.

SUMMARY

Having considered the above principal factors and reasons, we draw your attention to the following in arriving at our conclusion:

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                             LETTER FROM ROTHSCHILD
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(i)   the Acquisition would enlarge the operational scale and increase the geographical coverage of the Company in the PRC and is in line with the Company's long-term business and development strategy;

(ii) the Acquisition would enable the Company to make its first move into hydro power generation which would allow the Company to adjust its generation structure from sole dependence on coal fired generation to both coal fired and hydro generation, and would allow the Company to diversify to some extent the fuel sources for its overall generation portfolio and reduce its reliance on coal and average fuel costs of generation;

(iii) the acquisition multiples for the Sichuan Hydro Power Consideration and the Pingliang Power Plant Consideration are considered to be at a reasonable level comparing to the trading multiples of comparable companies, having considered the differences in nature of the generation assets, as well as plant specific operational factors;

(iv) the EV/MW multiple for the Sichuan Hydro Power Consideration is comparable to the precedent transaction while the multiples for Pingliang Power Plant Consideration are higher than the respective averages but are within the respective ranges of precedent transactions, and considered to be at a reasonable level having considered the prevailing economic environment and conditions for each transaction, as well as plant specific operational factors; and

(v) the Company is acquiring a 60% equity interest and a 65% equity interest in the Sichuan Hydro Power and Pingliang Power Plant respectively for which the net income for Sichuan Hydro Power and Pingliang Power Plant for the financial year ended 31 December 2003 was approximately RMB149.0 million and RMB114.6 million respectively, and the aggregate net debt was approximately RMB3,436 million and RMB3,079 million as at the respective latest available date in 2004 for the Sichuan Hydro Power and Pingliang Power Plant respectively.

RECOMMENDATION

Having considered all the above principal factors and reasons, we consider that
(a) the Transfer Agreements are on normal commercial terms (as defined under the Hong Kong Listing Rules) and the terms of the Transfer Agreements are fair and reasonable so far as the Independent Shareholders are concerned; and (b) entering into the Transfer Agreements is in the interest of the Company and its shareholders as a whole. Accordingly, we advise the Independent Directors to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to approve the Acquisition as detailed in the notice of the EGM which is set out at the end of the Circular.


                                           Yours very truly,
                                         For and on behalf of
                               N M ROTHSCHILD & Sons (Hong Kong) Limited
                                             Liu Xiaofeng
                                              Director

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APPENDIX I                                            PROPERTY VALUATION REPORT
-------------------------------------------------------------------------------
                                                  [VIGERS logo graphic omitted]

Vigers Appraisal & Consulting Limited
International Assets Appraisal Consultants                     3 November, 2004

10th Floor, The Grande Building
398 Kwun Tong Road
Kwun Tong
Kowloon
Hong Kong


The Directors
Huaneng Power International, Inc.
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China

Dear Sirs,

In accordance with your instructions for us to value the property interests to be acquired by Huaneng Power International, Inc. (the "Company") in the People's Republic of China ("the PRC"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of such property interests as at 31 July 2004.

Our valuation is our opinion of the open market value which we would define as intended to mean - "the best price at which the sale of an interest in property might reasonably be expected to have been completed unconditionally for cash consideration on the date of valuation assuming:

(a)   a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a special purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

In valuing the property in the PRC, we have adopted a combination of the market and depreciated replacement cost approaches in assessing the land portions of the property and the buildings and structures standing on the land respectively. Hence, the sum of the two results represents the market value of the property as a whole. In the valuation of the land portions, reference has been made to the standard land price and the sales evidence as available to us in the locality. Due to the nature of the buildings and structures cannot be valued on the basis of open market value, they have therefore been valued on the basis of their depreciated replacement cost. The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the property appraised in accordance with current construction costs for similar property in the locality, with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The depreciated replacement cost approach generally furnishes the most reliable indication of value for property in the absence of a known market based on comparable sales.

Our valuation has been made on the assumption that the owner sells the property interests on the open market in its existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests.

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APPENDIX I                                            PROPERTY VALUATION REPORT
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We have provided with extracts from title documents relating to such property interest. We have not, however, searched the original documents to verify ownership or to verify existence of any lease amendment which do not appear on the copies handed to us. All documents and leases have been used for reference only. All dimensions measurements and areas are approximations.

We have inspected the exterior and, where possible, the interior of the properties. However, we have not carried out a structural survey nor have we inspected woodwork or other parts of the structures which are covered, unexposed or inaccessible and we are therefore unable to report that any such parts of the property interests are free from defect.

We have relied to a considerable extent on information provided by you and have accepted advise given to us by you on such matters as planning approvals or statutory notices, easements, tenure, occupation, lettings, site and floor areas and in the identification of those property interests in which the Group has a valid interest.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances restrictions and outgoings of an onerous nature which could affect their values.

Unless otherwise stated, all money amounts stated are in Renminbi. The exchange rate used in valuing the property interests in the PRC on at 31 July 2004 was HK$1=RMB1.06. There has been no significant fluctuation in exchange rate between that date and the date of this letter.

We enclose herewith a summary of our valuation and the valuation certificate.


                                              Yours faithfully,
                                            For and on behalf of
                                      VIGERS APPRAISAL & CONSULTING LTD
                                            Raymond Ho Kai Kwong,
                                      Registered Professional Surveyor
                                           MRICS, MHKIS MSc(e-com)
                                             Executive Director

Note: Raymond K.K. Ho, Chartered Surveyor, MRICS, MHKIS has extensive experience in undertaking valuations of properties in Hong Kong and Macau and has over ten years' experience in the valuation of properties in the PRC.

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

                              SUMMARY OF VALUATION

       Property                                                                                       Capital value in
                                                                                                  existing state as at
                                                                                                          31 July 2004
                                                                                                                 (RMB)

1.     Land, various buildings and structures of Sichuan Huaneng No commercial value Baoxinghe Power Joint Stock Limited Company, Sichuan Province, The
       PRC.
2.     Land, various buildings and structures of Sichuan Huaneng                                            57,060,000
       Taipingyi Hydro Power Limited Liability Company, Sichuan
       Province, The PRC.
3.     Land, various buildings and structures of Sichuan Huaneng No commercial value Dongxiguan Hydro Power Joint Stock Limited Company, Sichuan
       Province, The PRC.
4.     Various structures of Sichuan Huaneng Fujiang Hydro Power No commercial value Limited Liability Company, Sichuan Province, The PRC.
5.     Land, various buildings and structures of Sichuan Huaneng                                               500,000
       Kangding Hydro Power Limited Liability Company, Sichuan
       Province, The PRC.
6.     Land, various buildings and structures of Sichuan Huaneng                                           290,730,000
       Mingtai Power Limited Liability Company, Sichuan Province,
       The PRC.
7.     Various structures of Sichuan Huaneng Jialingjiang Hydro No commercial value Power Limited Liability Company, Sichuan Province, The PRC.
8.     Land, various buildings and structures of Gansu Huaneng                                              41,210,000
       Pingliang Power Generation Limited Liability Company,  Gansu
       Province, The PRC.
9.     Various buildings of Sichuan Huaneng Hydro Power Development No commercial value Limited Liability Company, Sichuan Province, The PRC.
                                                                                               ------------------------
       Total:                                                                                              389,500,000
                                                                                               =======================


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

                             VALUATION CERTIFICATE
                                                                                                      Capital value in
                                                                               Particulars        existing state as at
        Property                  Description                                  of occupancy               31 July 2004

1.      Land, various             The property comprises 28 parcels of land    The                 No commercial value
        buildings and             with a site area of approximately 655,199    property is
        structures of             sq.m. and a number buildings and             occupied as
        Sichuan Huaneng           structures erected thereon.                  power plant.
        Baoxinghe Power
        Joint Stock Limited       The buildings and structures of the
        Company,                  property has a total gross floor area of
        Sichuan Province,         approximately 37,770 sq.m. Major buildings
        The PRC.                  and structures on the site include the
                                  power station building, tunnel, water
                                  gates and transformer station.

                                  These buildings and structures of the
                                  property was completed between 1996 to 2003.

 Notes:

     1. Pursuant to the State-owned Land Use Rights Certificate (document no.: [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]5294[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](96)[GRAPHIC OMITTED][GRAPHIC OMITTED]263[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1999)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]-006[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1999)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]-009[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1999)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]-004[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1999)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]-005[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1999)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]-013[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1999)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]-008[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1999)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]-012[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1999)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]-010[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]166[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1999)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]-005[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0427[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0428[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0472[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]21[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0461[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0467[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0468[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0474[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0476[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0469[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0471[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0466[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0473[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0462[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0463[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0464[GRAPHIC OMITTED][GRAPHIC OMITTED]), the land use rights of the property is vested to Sichuan Huaneng Baoxinghe Power Joint Stock Limited Company.

     2.   Pursuant to the Building Ownership Certificates (document nos.:
          [GRAPHIC OMITTED][GRAPHIC OMITTED]0045531[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]0045532[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]0045529[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]0045533[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]0045527[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]0045530[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]0045352[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]0045357[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]0045359[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]620[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]622[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]621[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]389[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]2422[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]2423[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]14041[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]14040[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]2421[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]0045360[GRAPHIC OMITTED][GRAPHIC OMITTED]), the building ownership of the property is vested in Sichuan Huaneng Baoxinghe Power Joint Stock Limited Company.

     3. The depreciated replacement cost of the buildings and structures portion of the property as at 31 July 2004 was RMB 967,460,000 and the incurred construction cost in respect of construction in progress as at 31 July 2004 was RMB 263,300,000.

     4. The land portion of the property is administratively allocated land in nature. As this portion of the property cannot be freely transferred in the open market, in valuing this portion of the property and buildings and structures thereon, we have attributed no commercial value to it.

     5. Based on the assumption that the land portion of the property can be freely transferred in the open market , the capital value of the land portion of the property as at 31 July 2004 was as follows:

            NATURE                                           CAPITAL VALUE
                                                                    (RMB)

            Administratively allocated land                    68,000,000
            Granted Land                                                -
                                                             _______________
            Total:                                             68,000,000

--------------------------------------------------------------------------------
APPENDIX I                                            PROPERTY VALUATION REPORT
-------------------------------------------------------------------------------


                                                                                                      Capital value in
                                                                               Particulars        existing state as at
        Property                  Description                                  of occupancy               31 July 2004

2.      Land, various             The property comprises 11 parcels of land    The                       RMB57,060,000
        buildings and             with a site area of approximately 65,763     property is
        structures of             sq.m. and a number buildings and             occupied as
        Sichuan Huaneng           structures erected thereon.                  power plant.
        Taipingyi Hydro
        Power Limited             The buildings and structures of the
        Liability Company,        property has a total gross floor area of
        Sichuan Province,         approximately 55,044 sq.m. Major buildings
        The PRC.                  and structures on the site include the
                                  power station building, tunnel, water
                                  gates and transformer station.

                                  These buildings and structures of the
                                  property was completed between 1991 to 2003.

      Notes:

     1. Pursuant to the State-owned Land Use Rights Certificate (document no.: [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]468[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]466[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]475[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]469[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]467[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]465[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]464[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]472[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]473[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]474[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2001)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1149[GRAPHIC OMITTED][GRAPHIC OMITTED]), the land use rights of the property is vested to Sichuan Huaneng Taipingyi Hydro Power Limited Liability Company.

     2.   Pursuant to the Building Ownership Certificates (document nos.:
          [GRAPHIC OMITTED][GRAPHIC OMITTED]0875250, 0875253, 0875254, 0875251[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]438[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]439[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]440[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1999)[GRAPHIC OMITTED][GRAPHIC OMITTED]0472[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1999)[GRAPHIC OMITTED][GRAPHIC OMITTED]0486[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1999)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0487[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1999)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0497[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]0879714, 0879710, 0879717, 0879712[GRAPHIC
          OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]442[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]441[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]440[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC OMITTED]1169[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](1998)[GRAPHIC OMITTED][GRAPHIC OMITTED]1333[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1170[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1171[GRAPHIC OMITTED][GRAPHIC OMITTED] ), the building ownership of the property is vested in Sichuan Huaneng Taipingyi Hydro Power Limited Liability Company.

     3. The depreciated replacement cost of the buildings and structures portion of the property as at 31 July 2004 was RMB 981,050,000 and the incurred construction cost in respect of construction in progress as at 31 July 2004 was RMB 1,810,000.

     4. A portion of land of the property is administratively allocated land in nature. As this portion of the property cannot be freely transferred in the open market, in valuing this portion of the property and buildings and structures thereon, we have attributed no commercial value to it.

     5. In valuing the granted land portion and buildings and structures erected thereon of the property, we have assumed that the aforesaid portion of the property can be freely transferred in the open market.

     6. Based on the assumption that the land portion of the property can be freely transferred in the open market , the capital value of the land portion of the property as at 31 July 2004 was as follows:

            NATURE                                            CAPITAL VALUE
                                                                      (RMB)

            Administratively allocated land                      6,200,000
            Granted Land                                         4,400,000
                                                              _________________
            Total:                                              10,600,000

--------------------------------------------------------------------------------
APPENDIX I                                            PROPERTY VALUATION REPORT
-------------------------------------------------------------------------------

                                                                                                      Capital value in
                                                                               Particulars        existing state as at
        Property                  Description                                  of occupancy               31 July 2004

3.      Land, various             The property comprises 5 parcels of land     The                 No commercial value
        buildings and             with a site area of approximately 763,946    property is
        structures of             sq.m. and a number buildings and             occupied as
        Sichuan Huaneng           structures erected thereon.                  power plant.
        Dongxiguan Hydro
        Power Joint Stock         The buildings and structures of the
        Limited Company,          property has a total gross floor area of
        Sichuan Province,         approximately 41,755 sq.m. Major buildings
        The PRC.                  and structures on the site include the
                                  power station building, tunnel, water
                                  gates and transformer station.

                                  These buildings and structures of the
                                  property was completed between 1994 to 2002.

      Notes:

     1. Pursuant to the State-owned Land Use Rights Certificate (document no.: [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]0011114[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]1453[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1452[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1451[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED][GRAPHIC OMITTED][GRAPHIC
          OMITTED]3330[GRAPHIC OMITTED][GRAPHIC OMITTED] ), the land use rights of the property is vested to Sichuan Huaneng Dongxiguan Hydro Power Joint Stock Limited Company.

     2.   Pursuant to the Building Ownership Certificates (document nos.:
          [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]001-2, 4#, [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]001-2, 5#, [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]001-2, 3#, [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]001-1, 6#, [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]001-1, 7#, [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]001-3, 11#, [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]001-3, 9#, [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]001-3, 10#, [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]001, 8#, [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]001-2, 1#, 2#, [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]001-3, 12#, [GRAPHIC OMITTED][GRAPHIC OMITTED]00168970[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]00168966[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]00168967[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]00168968[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]00168969[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]1097679[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]1097680[GRAPHIC OMITTED][GRAPHIC OMITTED]), the building ownership of the property is vested in Sichuan Huaneng Dongxiguan Hydro Power Joint Stock Limited Company.

     3. The depreciated replacement cost of the buildings and structures portion of the property as at 31 July 2004 was RMB 915,220,000.

     4. The land portion of the property is administratively allocated land in nature. As this portion of the property cannot be freely transferred in the open market, in valuing this portion of the property and buildings and structures thereon, we have attributed no commercial value to it.

     5. Based on the assumption that the land portion of the property can be freely transferred in the open market , the capital value of the land portion of the property as at 31 July 2004 was as follows:

            NATURE                                                CAPITAL VALUE
                                                                          (RMB)

            Administratively allocated land                         56,720,000
            Granted Land                                                     -
                                                                 _______________
            Total:                                                  56,720,000

--------------------------------------------------------------------------------
APPENDIX I                                            PROPERTY VALUATION REPORT
-------------------------------------------------------------------------------

                                                                                                      Capital value in
                                                                               Particulars        existing state as at
      Property                    Description                                  of occupancy               31 July 2004

4.    Various structures          The property comprises various structures    The                 No commercial value
      of Sichuan                  including tunnel, water gates and            property is
      Huaneng Fujiang             ancillary facilities.                        under
      Hydro Power                                                              construction.
      Limited Liability
      Company,
      Sichuan Province,
      The PRC.

      Notes:

      1. As advised by the Company, the structures of the property were constructed on various lots and the incurred construction cost in respect of construction in progress as at 31 July 2004 was RMB 287,660,000.

      2. The land portion of the property is administratively allocated land in nature. As this portion of the property cannot be freely transferred in the open market, in valuing this portion of the property and buildings and structures thereon, we have attributed no commercial value to it.

--------------------------------------------------------------------------------
APPENDIX I                                            PROPERTY VALUATION REPORT
-------------------------------------------------------------------------------

                                                                                                      Capital value in
                                                                               Particulars        existing state as at
        Property                  Description                                  of occupancy               31 July 2004

5.      Land, various             The property comprises 11 parcels of land    The                 No commercial value
        buildings and             with a site area of approximately 209,599    property is
        structures of             sq.m. and a number buildings and             occupied as
        Sichuan Huaneng           structures erected thereon.                  power plant.
        Kangding Hydro
        Power Limited             The buildings and structures of the
        Liability Company,        property has a total gross floor area of
        Sichuan Province,         approximately 21,889 sq.m. Major buildings
        The PRC.                  and structures on the site include the
                                  power station building, tunnel, water
                                  gates and transformer station.

                                  These buildings and structures of the
                                  property was completed in 2000.

     Notes:

     1. Pursuant to the State-owned Land Use Rights Certificate (document no.: [GRAPHIC OMITTED][GRAPHIC OMITTED](2002)[GRAPHIC OMITTED][GRAPHIC OMITTED]035[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2002)[GRAPHIC OMITTED][GRAPHIC OMITTED]034[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2002)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]036[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](98)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]A00165[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2002)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]033[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2002)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]048[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]189[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1227[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1226[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2002)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]020[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004) [GRAPHIC OMITTED][GRAPHIC OMITTED]384[GRAPHIC OMITTED][GRAPHIC OMITTED]), the land use rights of the property is vested to Sichuan Huaneng Kangding Hydro Power Limited Liability Company.

     2.   Pursuant to the Building Ownership Certificates (document nos.:
          [GRAPHIC OMITTED][GRAPHIC OMITTED]02693[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]02693[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]02693[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]02693[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]02693[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]02693[GRAPHIC OMITTED][GRAPHIC OMITTED]), the building ownership of the property is vested in Sichuan Huaneng Kangding Hydro Power Limited Liability Company.

     3. The depreciated replacement cost of the buildings and structures portion of the property as at 31 July 2004 was RMB 431,900,000 and the incurred construction cost in respect of construction in progress as at 31 July 2004 was RMB 98,200,000.

     4. The land portion of the property is administratively allocated land in nature. As this portion of the property cannot be freely transferred in the open market, in valuing this portion of the property and buildings and structures thereon, we have attributed no commercial value to it.

     5. Based on the assumption that the land portion of the property can be freely transferred in the open market , the capital value of the land portion of the property as at 31 July 2004 was as follows:

          NATURE                                                 CAPITAL VALUE
                                                                          (RMB)

          Administratively allocated land                        21,200,000
          Granted Land                                              500,000
                                                             _________________
          Total:                                                 21,700,000

--------------------------------------------------------------------------------
APPENDIX I                                            PROPERTY VALUATION REPORT
-------------------------------------------------------------------------------

                                                                                                      Capital value in
                                                                               Particulars        existing state as at
        Property                  Description                                  of occupancy               31 July 2004


6.      Land, various             The property comprises 3 parcels of land     The                         290,730,000
        buildings and             with a site area of approximately 90,378     property is
        structures of             sq.m. and a number buildings and             occupied as
        Sichuan Huaneng           structures erected thereon.                  power plant.
        Mingtai Power
        Limited Liability         The buildings and structures of the
        Company,                  property has a total gross floor area of
        Sichuan Province,         approximately 10,696 sq.m. Major buildings
        The PRC.                  and structures on the site include the
                                  power station building, tunnel, water
                                  gates and transformer station.

                                  These buildings and structures of the
                                  property was completed between 1997 to 2001.

      Notes:

     1. Pursuant to the State-owned Land Use Rights Certificate (document no.: [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]145708[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC OMITTED]145709[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]145710[GRAPHIC OMITTED][GRAPHIC OMITTED]), the land use rights of the property is vested to Sichuan Huaneng Mingtai Power Limited Liability Company.

     2. Pursuant to the Building Ownership Certificates (document nos.: (95) [GRAPHIC OMITTED][GRAPHIC OMITTED] NO005839[GRAPHIC OMITTED][GRAPHIC OMITTED]), the building ownership of the property is vested in Sichuan Huaneng Mingtai Power Limited Liability Company.

     3. The depreciated replacement cost of the buildings and structures portion of the property as at 31 July 2004 was RMB 268,070,000.

     4. In the course of valuation, we have assumed that the property the property can be freely transferable in the open market.

     5. Based on the assumption that the land portion of the property can be freely transferred in the open market , the capital value of the land portion of the property as at 31 July 2004 was as follows:

          NATURE                                                  CAPITAL VALUE
                                                                          (RMB)

          Administratively allocated land                                 -
          Granted Land                                           22,660,000
                                                               _______________
          Total:                                                 22,660,000

--------------------------------------------------------------------------------
APPENDIX I                                            PROPERTY VALUATION REPORT
-------------------------------------------------------------------------------

                                                                                                      Capital value in
                                                                               Particulars        existing state as at
        Property                  Description                                  of occupancy               31 July 2004


7.     Various structures         The property comprises various structures    The                 No commercial value
       of Sichuan                 including mainly tunnel, water gate and      property is
       Huaneng                    ancillary facilities.                        occupied as
       Jialingjiang Hydro                                                      ancillary
       Power Limited              These structures of the property was         facilities
       Liability Company,         completed between 2001 to 2004.              to power
       Sichuan Province,                                                       plant.
       The PRC.

      Notes:

      1. The depreciated replacement cost of the structures portion of the property as at 31 July 2004 was RMB 277,790,000 and the incurred construction cost in respect of construction in progress as at 31 July 2004 was RMB 83,240,000.

      2. The land portion of the property is administratively allocated land in nature. As this portion of the property cannot be freely transferred in the open market, in valuing this portion of the property and buildings and structures thereon, we have attributed no commercial value to it.

--------------------------------------------------------------------------------
APPENDIX I                                            PROPERTY VALUATION REPORT
-------------------------------------------------------------------------------

                                                                                                      Capital value in
                                                                               Particulars        existing state as at
        Property                  Description                                  of occupancy               31 July 2004


8.      Land, various             The property comprises 27 parcels of land    The                          41,210,000
        buildings and             with a site area of approximately            property is
        structures of Gansu       1,559,575 sq.m. and a number buildings and   occupied as
        Huaneng Pingliang         structures erected thereon.                  power plant.
        Power Generation
        Limited Liability         The buildings and structures of the
        Company,                  property has a total gross floor area of
        Gansu Province,           approximately 1,313,710 sq.m. Major
        The PRC.                  buildings and structures on the site
                                  include the power station building, chimneys,
                                  coal storage facilities and transformer
                                  station.

                                  These buildings and structures of the
                                  property was completed between 2001 to 2003.

      Notes:

      1. Pursuant to the State-owned Land Use Rights Certificate (document no.: [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC OMITTED]1814[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC OMITTED]1811[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1810[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1809[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1813[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1812[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1808[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1807[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1806[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1805[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1804[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1803[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1802[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1801[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1800[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1799[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1798[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1797[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1796[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1795[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1794[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1793[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1822[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2000)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]1821[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0517[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0602[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED](2004)[GRAPHIC OMITTED][GRAPHIC
          OMITTED]0603[GRAPHIC OMITTED][GRAPHIC OMITTED]), the land use rights of the property is vested to Gansu Huaneng Pingliang Power Generation Limited Liability Company.

      2.  Pursuant to the Building Ownership Certificates (document nos.:
          [GRAPHIC OMITTED][GRAPHIC OMITTED]022567[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]022549[GRAPHIC OMITTED][GRAPHIC OMITTED]-022555, 022557[GRAPHIC OMITTED][GRAPHIC OMITTED], 022562[GRAPHIC OMITTED][GRAPHIC OMITTED]-022566[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]022556[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED] 8731[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]022560[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]022559[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED]022558[GRAPHIC OMITTED][GRAPHIC OMITTED], [GRAPHIC OMITTED][GRAPHIC OMITTED] 022561[GRAPHIC OMITTED][GRAPHIC OMITTED]), the building ownership of the property is vested in Gansu Huaneng Pingliang Power Generation Limited Liability Company.

      3. The depreciated replacement cost of the buildings and structures portion of the property as at 31 July 2004 was RMB 1,040,180,000.

      4. A portion of land of the property is administratively allocated land in nature. As this portion of the property cannot be freely transferred in the open market, in valuing this portion of the property and buildings and structures thereon, we have attributed no commercial value to it.

      5. In valuing the granted land portion and buildings and structures erected thereon of the property, we have assumed that the aforesaid portion of the property can be freely transferred in the open market.

      6. Based on the assumption that the land portion of the property can be freely transferred in the open market , the capital value of the land portion of the property as at 31 July 2004 was as follows:

          NATURE                                                CAPITAL VALUE
                                                                         (RMB)

          Administratively allocated land                        192,030,000
          Granted Land                                             1,570,000
                                                               _______________
          Total:                                                 193,600,000

--------------------------------------------------------------------------------
APPENDIX I                                            PROPERTY VALUATION REPORT
-------------------------------------------------------------------------------

                                                                                                      Capital value in
                                                                               Particulars        existing state as at
        Property                  Description                                  of occupancy               31 July 2004


9.     Various buildings          The property comprises various buildings     The                 No commercial value
       of Sichuan                 including mainly office buildings and        property is
       Huaneng Hydro              dormitory buildings.                         occupied as
       Power Development                                                       office and
       Limited Liability          The property has a gross floor area of       dormitory.
       Company,                   approximately 10,083 sq.m..
       Sichuan Province,
       The PRC.                   These buildings of the property was
                                  completed between 1997 to 2000.

      Notes:

      1. Based on the assumption that the property can be freely transferred in open market, the value of the buildings of the property as at 31 July 2004 was RMB 74,600,000.

      2. In the course of valuation, the building ownership certificate of these buildings of the property are being in the process of application. In this regard, we have attributed not commercial value to the property.

--------------------------------------------------------------------------------
APPENDIX II                                        PLANT AND MACHINERY VALUATION
--------------------------------------------------------------------------------
                                                  [VIGERS logo graphic omitted]

Vigers Appraisal & Consulting Limited
International Assets Appraisal Consultants                     3 November, 2004

10th Floor, The Grande Building
398 Kwun Tong Road
Kwun Tong
Kowloon
Hong Kong


The Directors
Huaneng Power International, Inc.
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China

Dear Sirs,

In accordance with your instructions for us to value the plant machinery and equipment (collectively referred to as the "Machinery") exhibited to us as being owned by various power generation plants (the "Plants") and to be acquired by Huaneng Power International, Inc. (the "Company"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the fair market value in continued use of the Machinery as at 31 July, 2004.

BASIS OF VALUATION

We have valued the Machinery on the basis of its fair market value in continued use which is defined as the estimated amount at which the subject assets in their continued use might be expected to be purchased and sold between a willing buyer and a willing seller, neither being under compulsion, each having a reasonable knowledge of all relevant facts and with equity to both, and contemplating the retention of the assets in their present existing use as part of an on-going business.

The opinion of fair market value is not necessarily intended to represent the amount that might be realized from piecemeal disposition of the subject Machinery in the open market or from alternative use of the Machinery.

In forming our opinion of the fair market value in continued use, we have assumed that the Machinery will continue in its present existing use in the business of the Company for which it was designed, built and erected, subject to potential profitability of the business.

ASSETS APPRAISED

The fixed assets subject of this appraisal, as per the list provided to us, consist of machinery and equipment, motor vehicles and transport equipment, and electronics equipment utilized in electric power generation and operated by eight (8) hydro-electric power plants, one (1) coal-fired power plant and one
(1) hydro-electric power plant under construction.

Hydro-electric power plant is one of the cleanest producers of renewable energy source and designed to operate for decades. It converts the kinetic energy contained in falling water held in a reservoir or lake behind a dam into electricity using a water turbine. A water turbine is a rotary engine that takes energy from moving water. The force of water being released from the reservoir through the dam spins the blade of the water turbine, which rotation is transferred to a connected generator that produces electricity. The amount of electric power that can be generated is dependant on the vertical distance through which water falls, called "head" and the flow rate of water measured as volume per unit time. There are different types of hydro-electric power plants namely: high head, low head and pumped storage.

Coal-fired power plant is an energy source that produces electricity by the process of heating water in a boiler using coal as fuel. The steam that is produced is under tremendous pressure flows into a steam turbine that spins the connected generator to produce electricity.

--------------------------------------------------------------------------------
APPENDIX II                                        PLANT AND MACHINERY VALUATION
--------------------------------------------------------------------------------

Sichuan Huaneng Baoxinghe Power Joint Stock Limited Company

Yucheng Downstream Plant

The hydro-electric power plant is a low head type with a total rated output of 60 MW was fully operated in 1996. It consists of 3 x 20 MW hydro-electric generating sets utilizing a vertical Kaplan type reaction water turbine. The designed head and flow rate is 15.5 m and 150 m3/sec, respectively. The generator is a conventional suspended shaft type. The concrete gravity type dam measures approximately 248 m L x 31 m H x 12.5 m W (top), and equipped with radial type gates for water control. Further particulars of each equipment are as follows:

Water Turbine (3-units)
Origin                                   :        China
Model                                    :        ZZ569-LH-500
Output                                   :        20,725 KW
Head (design)                            :        15.5 m
Head (max.)                              :        17.4 m
Flow Rate (design)                       :        149.61 m3/sec
Specific Speed                           :        115.4 rpm
Runaway Speed                            :        310 rpm

Generator (3-units)
Origin                                   :        China
Model                                    :        SF-20-52/7250
Rated Power                              :        25,000 KVA (20 MW)
Rated Voltage                            :        10.5 KV
Rated Current                            :        1,375 amperes
Power Factor                             :        0.80
Frequency                                :        50 hz
Number of Phases                         :        3
Speed (max)                              :        310 rpm

Xiao Guanzi Upstream Plant

This low head type hydro-electric power plant, which fully operated in 2001, has a total rated output of 160 MW. The generating sets consist of 4 x 40 MW hydro-electric units. The water turbine is a vertical Francis type reaction turbine. The designed head and flow rate is 136.5 m and 32.5 m3/sec, respectively. The generator is a conventional suspended shaft type. The concrete gravity type dam, which diverts water into a penstock is approximately 10 kms from the turbine house, measures approximately 150 m L x 20 m H x 10 m W
(top), and equipped with radial type gates for water control. A single penstock feeds water to the water turbines. Four hydraulic operated butterfly type valves control the flow of water to the turbines. Further particulars of each equipment are as follows:

Water Turbine (4-units)
Origin                                   :        China
Model                                    :        HLD242-LJ-205
Output                                   :        40 MW
Head (design)                            :        136.5 m
Head (max.)                              :        152.3 m
Flow Rate (design)                       :        32.5 m3/sec
Specific Speed                           :        375 rpm
Runaway Speed                            :        770 rpm

Generator (4-units)
Origin                                   :        China
Model                                    :        SF40-16/4250
Rated Power                              :        40 MW
Rated Voltage                            :        10.5 KV
Rated Current                            :        2,588 amperes
Power Factor                             :        0.85
Frequency                                :        50 hz
Number of Phases                         :        3
Speed (max)                              :        770 rpm

--------------------------------------------------------------------------------
APPENDIX II                                        PLANT AND MACHINERY VALUATION
--------------------------------------------------------------------------------

Tong Tou Midstream Plant

The hydro-electric power plant is a low head type that provides 80 MW of capacity was fully operated in 1996. It consists of 4 x 20 MW hydro-electric generating sets using a vertical Francis type reaction water turbine and a conventional suspended vertical shaft generator. The designed head is 80 m and the flow rate is 28.5 m3/sec. The concrete gravity arch type dam, which is located approximately 3 kms from the turbine house, has a measurement of approximately 109 m L x 75 m H x 15.5 m W (top), and equipped with vertical lift sliding type gates for water control. A single penstock feeds water to the water turbines. Four hydraulic operated butterfly type valves control the flow of water to the turbines. Further particulars of each equipment are as follows:

Water Turbine (4-units)
Origin                                   :        China
Model                                    :        HLA153-LJ-180
Output                                   :        20,555 KW
Head (design)                            :        80 m
Head (max.)                              :        90 m
Flow Rate (design)                       :        28.5 m3/sec
Specific Speed                           :        333.3 rpm
Runaway Speed                            :        714 rpm

Generator (4-units)
Origin                                   :        China
Model                                    :        SF20-18/4000
Rated Power                              :        25,000 KVA (20 MW)
Rated Voltage                            :        10.5 KV
Rated Current                            :        1,300 amperes
Power Factor                             :        0.80
Frequency                                :        50 hz
Number of Phases                         :        3
Speed (max)                              :        714 rpm

Sichuan Huaneng Jialingjiang Hydro Power Limited Liability Company

The hydro-electric power plant is a low head type designed to produce 136 MW of electric power from four (4) units of 34 MW hydro-electric generating sets. At the time of our inspection, the first generating set, which was operated in early 2004, was in commercial operation. The installation of the remaining three (3) generating sets was in-progress. The water turbine is a bulb (pit) type reaction turbine. The designed head and water flow is 11 m and 347.72 m3/sec, respectively. The main dam, which is a concrete gravity type, is located about 1 km from the turbine house measures approximately 179.5 m L x
48.3 m H x 27 m W (top), and equipped with vertical lift sliding type gates for water control. An overflow dam measuring approximately 222.6 m L x 26.25 m H x
5.92 m W (top) is also provided. Further particulars of each equipment are as follows:

Water Turbine (1-unit operational, 3-units under construction)
Origin                                   :        China
Model                                    :        GZ-WP-615
Output                                   :        34 MW
Head (design)                            :        11 m
Head (max.)                              :        12.84 m
Flow Rate (design)                       :        347.72 m3/sec
Specific Speed                           :        93.75 rpm
Runaway Speed                            :        220/290 rpm

--------------------------------------------------------------------------------
APPENDIX II                                        PLANT AND MACHINERY VALUATION
--------------------------------------------------------------------------------

Generator (1-unit operational, 3-units under construction)
Origin                                   :        China
Model                                    :        SFWG34-64/6700
Rated Power                              :        34 MW
Rated Voltage                            :        10.5 KV
Rated Current                            :        2,032 amperes
Power Factor                             :        0.92
Frequency                                :        50 hz
Number of Phases                         :        3
Speed (max)                              :        290 rpm


Sichuan Huaneng Dongxiguan Hydro Power Joint Stock Limited Company

This low head type hydro-electric power plant, with a total rated output of 180 MW, was fully put into commercial operation in 1996. It consists of 4 x 45 MW hydro-electric generating sets using a vertical Kaplan type reaction water turbine. The designed head is 17 m and designed water flow is 312 m3/sec. The generator is conventional suspended vertical shaft type. A concrete gravity type main dam located about 4 kms from the turbine house has a measurement of approximately 175.2 m L x 47.2 m H x 28 m W (top) and equipped with vertical lift sliding type gates for water control. An overflow dam and a controlled diversion canal for marine vessel passage are also provided. Further particulars of each equipment are as follows:

Water Turbine (4-units)
Origin                                   :        China
Model                                    :        ZZ500-LH-640
Output                                   :        45 MW
Head (design)                            :        17 m
Head (max.)                              :        24.3 m
Flow Rate (design)                       :        312 m3/sec
Specific Speed                           :        93.75 rpm
Runaway Speed                            :        190/270 rpm

Generator (4-units)
Origin                                   :        China
Model                                    :        SF45-64/9200
Rated Power                              :        52,941 KVA (45 MW)
Rated Voltage                            :        10.5 KV
Rated Current                            :        2,911 amperes
Power Factor                             :        0.85
Frequency                                :        50 hz
Number of Phases                         :        3
Speed (max)                              :        270 rpm

Sichuan Huaneng Mingtai Power Limited Liability Company

The plant is a low head hydro-electric generating power plant with a rated capacity of 45 MW generated from 3 x 15 MW units. It commenced full commercial operation in 1997. The water turbine is vertical Kaplan type reaction turbine and connected to a conventional suspended vertical shaft generator. The designed head is 13.3 m and flow rate is 136.3 m3/sec. The concrete gravity type dam, which measures approximately 425 m L x 18 m H x 15 m W (top), is fitted with vertical lift sliding type gates for water control. Further particulars of each equipment are as follows:

Water Turbine (3-units)
Origin                                   :        China
Model                                    :        ZZ560-LH-430
Output                                   :        15 MW
Head (design)                            :        13.3 m
Flow Rate (design)                       :        136.3 m3/sec
Specific Speed                           :        125 rpm
Runaway Speed                            :        265 rpm

--------------------------------------------------------------------------------
APPENDIX II                                        PLANT AND MACHINERY VALUATION
--------------------------------------------------------------------------------

Generator (3-units)
Origin                                   :        China
Model                                    :        SF15-48/6400
Rated Power                              :        15 MW
Rated Voltage                            :        10.5 KV
Rated Current                            :        1,032 amperes
Power Factor                             :        0.80
Frequency                                :        50 hz
Number of Phases                         :        3
Speed (max)                              :        265 rpm

Sichuan Huaneng Taipingyi Hydro Power Limited Liability Company

The total rated output of this low head hydro-electric generating power plant is 260 MW generated from 4 x 65 MW units. The operation of first generating unit started in 1994. Full commercial operation was in 1996. The water turbine is vertical Francis type reaction turbine and connected to a conventional suspended vertical shaft generator. The designed head is 108 m and flow rate is
66.2 m3/sec. The main dam located about 13 kms from the turbine house is a concrete gravity type, measuring approximately 232 m L x 29 m H x 14 m W (top), is fitted with radial type gates for water control. A penstock feeds water to the water turbines and four hydraulic controlled butterfly type valves approximately 3.4 m in diameter control the flow of water. Further particulars of each equipment are as follows:

Water Turbine (4-units)
Origin                                   :        China
Model                                    :        HLTF13-LJ-292
Output                                   :        65 MW
Head (design)                            :        108 m
Flow Rate (design)                       :        66.2 m3/sec
Specific Speed                           :        250 rpm
Runaway Speed                            :        490 rpm

Generator (4-units)
Origin                                   :        China
Model                                    :        SF65-24/6440
Rated Power                              :        65 MW
Rated Voltage                            :        10.5 KV
Rated Current                            :        4,205 amperes
Power Factor                             :        0.85
Frequency                                :        50 hz
Number of Phases                         :        3
Speed (max)                              :        490 rpm

Sichuan Huaneng Kangding Hydro Power Limited Liability Company

The total generating power of this hydro-electric power plant is 180 MW of electric power from 3 x 60 MW generating sets. It commenced commercial operation in 2000. The water turbine is vertical Francis reaction type with a designed head of 362 m and a flow rate of 59 m3/sec., connected to a conventional suspended vertical shaft generator. The concrete gravity type dam measures approximately 233.43 L x 24 H m and provided with gates for water control. Further particulars of the each equipment are as follows:

Water Turbine (3-units)
Origin                                   :        China
Model                                    :        HL(E)-LJ-234
Output                                   :        60 MW
Head (design)                            :        362 m
Flow Rate (design)                       :        59 m3/sec
Specific Speed                           :        500 rpm
Runaway Speed                            :        782 rpm

--------------------------------------------------------------------------------
APPENDIX II                                        PLANT AND MACHINERY VALUATION
--------------------------------------------------------------------------------

Generator (3-units)
Origin                                   :        China
Model                                    :        SF-J60-12/4100
Rated Power                              :        60 MW
Rated Voltage                            :        10.5 KV
Rated Current                            :        3,666 amperes
Power Factor                             :        0.90
Frequency                                :        50 hz
Number of Phases                         :        3
Speed (max)                              :        500 rpm

Gansu Huaneng Pingliang Power Generation Limited Liability Company

This coal-fired power plant has a total rated output of 1,200 MW. It consists of 4 x 300 MW generating facilities. The operation of the first generating unit commenced in 2000, while the fourth unit was operated in December 2003. Various companies from the People's Republic of China supplied the machinery and equipment and auxiliaries. The boilers each rated at 1,025 tons per hour are outdoor type natural circulation with rain proof, wind proof, corrosion proof and lighting provisions. The steam turbines with a rating of 300 MW each are multi-stage, impulse, single reheat, condensing type with single shaft directly coupled with the generators. The generators which are rated at 300 MW each are hydrogen-cooled with a direct water cooling system for the stator winding, a direct hydrogen cooled rotor winding, with a static excitation system. Further particulars of each equipment are as follows:

Steam Boilers (4-units)
Origin                                   :        China
Model                                    :        HG-1025/18.2YM11
Type                                     :        Furnace Coal Fired
Steam Flow                               :        1,025 T/H
Steam Pressure Outlet                    :        18.283 MPa
Steam Temperature Outlet                 :        541(degree)C
Reheat Steam Condition                   :        834 T/H

Steam Turbines (4-units)
Origin                                   :        China
Model                                    :        N300-16.7/538/538
Rated Output                             :        300 MW
Steam Pressure Inlet                     :        16.67 MPa
Steam Temperature Inlet                  :        538(degree)C
Reheat Steam Temperature                 :        538(degree)C
Speed                                    :        3000 rpm

Generators (4-units)
Origin                                   :        China
Model                                    :        QFSN-300-2
Rated Power                              :        300 MW
Rated Terminal Voltage                   :        20 KV
Rated Phase Current                      :        10,190 A
Power Factor                             :        0.85
Frequency                                :        50 hz
Number of Phases                         :        3
Speed                                    :        3000 rpm

Sichuan Huaneng Fujiang Hydro Power Limited Liability Company

This hydro-electric power plant, which is under construction, is deigned to produce 300 MW of electric power from three generating plants consisting of 2 x 35 MW, 2 x 65 MW and 2 x 50 MW. Reportedly the plants will be equipped with Chinese manufactured water turbines, generators and auxiliary equipment. The concrete gravity type dams of the three plants measures 279 L x 108 H m, 96.5 L x 20 H m and 39.25 L x 21 H m.

Other major and ancillary equipment include SF6 switching and insulation system, ABB control and monitoring system, electrostatic precipitators, ball mills, condensing plant, coal and ash handling equipment, blowers, air

--------------------------------------------------------------------------------
APPENDIX II                                        PLANT AND MACHINERY VALUATION
--------------------------------------------------------------------------------

pre-heaters, classifiers, coal feeders, hydrogen production system, chemical water treatment plant, water supply and discharge plant, overhead traveling cranes, compressed air system, heating and ventilating and air-conditioning system, instrumentation and controls, transformers, switchyard, electrical cables and raceway system, piping system and fire protection system.

Construction-In-Progress are assets that are not fully constructed or installed. The value indicated is based on the recorded costs as reported to us as of the appraisal date.

At the time of our inspection, the Machinery was observed to be generally in good working condition. It is our opinion that it is capable of performing the function for which it was designed, built and erected. The Machinery undergoes periodic maintenance in accordance with the manufacturer's schedule and system.

The Machinery of the hydro-electric power plants was inspected at various locations in Sichuan Province while the coal-fired power plant was inspected at Ping Liang, Gansu Province all in the People's Republic of China.

VALUATION METHODOLOGY

In arriving at our opinion of value, we have considered the two generally accepted approaches to values; namely:

Cost Approach - considers the cost to reproduce or replace in new condition the assets appraised in accordance with current market prices for similar assets, with allowance for accrued depreciation arising from condition, utility, age, wear and tear, or obsolescence present, taking into consideration past and present maintenance policy and rebuilding history.

Physical depreciation is the loss in value due to physical deterioration resulting from wear and tear in operation and exposure to elements. Deterioration due to age and deterioration due to usage are the main factors that affect physical condition. Physical condition due to wear and tear is proportional to use rather than age. Use is the best indicator to estimate physical deterioration.

Market Data or Comparative Sales Approach - considers prices recently paid for similar assets, with adjustments made to the indicated market prices to reflect condition and utility of the appraised assets relative to the market comparative. Asset for which there is an established secondhand market comparable is best appraised by this approach.

SCOPE OF INVESTIGATION AND CONSIDERATIONS

Before arriving at our opinion of value, we have personally conducted a physical inventory and inspection of the subject Machinery, investigated market condition, interviewed personnel, and examined documents and specifications provided to us.

During our inspection we observed the various Machinery. Any deferred maintenance, physical wear and tear, operating malfunctions, lack of utility, or any observable conditions distinguishing the appraised Machinery from assets of like kind in new conditions were noted and made part of our judgement in arriving at the values.

In arriving at our opinion of the defined value using the cost approach, we have considered the cost of reproduction new of the subject assets, defined as the estimated amount of money needed to acquire in like kind and in new condition an asset or group of assets, taking into consideration current prices of materials, labor, manufactured equipment, contractor's overhead, profit and fees, and all other attendant costs associated with its acquisition and installation in place, without provision for overtime or bonuses for labor, and premiums for materials.

Consideration has been given to accrued depreciation that was based on the observed condition and present and prospective serviceability in comparison with new units of like kind.

We have assumed that the Machinery will be used in its present existing state with the benefit of continuity of the tenure of land and buildings during the foreseeable future.

We have relied to a considerable extent on information such records, listings and specifications provided to us by the Plants. We have made no investigation of and assume no responsibility for titles to or liabilities against the Machinery appraised.

We have not made any deduction in respect of any grant either available or received, neither has any adjustment been made for any outstanding amounts owing under financing agreements.

--------------------------------------------------------------------------------
APPENDIX II                                        PLANT AND MACHINERY VALUATION
--------------------------------------------------------------------------------

Our investigation was restricted to a detailed inventory and appraisal of the subject Machinery and does not attempt to arrive at any conclusion of values of the Plants as a total business entity.

OPINION OF VALUE

Based on the foregoing and as supported by the accompanying summary, we are of the opinion that as at 31 July 2004, the fair market value in continued use of the Machinery, as part of a going-concern, is fairly represented in the amount of Rmb5,174,074,000 (Renminbi Five Billion One Hundred Seventy Four Million Seventy Four Thousand), broken down as follows:


                                                                                            Rmb

Sichuan Huaneng Baoxinghe Power Joint Stock Limited Company                         669,383,000
Sichuan Huaneng Jialingjiang Hydro Power Limited Liability Company                  154,329,000
Sichuan Huaneng Dongxiguan Hydro Power Joint Stock Limited Company                  301,871,000
Sichuan Huaneng Mingtai Power Limited Liability Company                             134,422,000
Sichuan Huaneng Taipingyi Hydro Power Limited Liability Company                     231,406,000
Sichuan Huaneng Kangding Hydro Power Limited Liability Company                      487,541,000
Gansu Huaneng Pingliang Power Generation Limited Liability Company                3,029,549,000
Sichuan Huaneng Hydro Power Development Limited Liability Company                       722,000
Sichuan Huaneng Fujiang Hydro Power Limited Liability Company                       164,851,000
                                                                               -----------------

Total                                                                             5,174,074,000


We hereby certify that we have neither present nor prospective interest in the Plants and Company or the appraised Machinery or the value reported.

                               Yours faithfully,
                              For and on behalf of
                     VIGERS APPRAISAL & CONSULTING LIMITED

          RAYMOND HO KAI KWONG                 MAXIMO I. MONTES JR.
    Registered Professional Surveyor                 PME BSME
         MRICS MHKIS MSc(e-com)                 Associate Director
           Executive Director             Plant and Machinery Valuation


    Note: Maximo I. Montes Jr. is a Professional Mechanical Engineer who has
          34 years experience in industrial plant valuation. He has 24 years experience in the valuation of plant machinery and equipment in Hong Kong, the PRC and Asia Pacific Rim.

--------------------------------------------------------------------------------
APPENDIX II                                        PLANT AND MACHINERY VALUATION
--------------------------------------------------------------------------------


                               SUMMARY OF VALUES


                                                                                                     Fair Market Value
                                                                                                      in continued use
                                                                                                   as at 31 July, 2004
                                                                                                                   Rmb

SICHUAN HUANENG BAOXINGHE POWER JOINT STOCK LIMITED COMPANY
Machinery and Equipment                                                                                    642,651,000
Motor Vehicles & Transportation Equipment                                                                    6,021,000
Electronics Equipment                                                                                        3,781,000
Construction-In-Progress                                                                                    16,929,540
                                                                                                    -------------------
                                                                                        Sub-total          669,382,540
                                                                                       Rounded to          669,383,000


SICHUAN HUANENG JIALINGJIANG HYDRO POWER LIMITED LIABILITY COMPANY
Machinery and Equipment                                                                                    149,534,000
Motor Vehicles & Transportation Equipment                                                                    3,428,000
Electronics Equipment                                                                                        1,005,000
Construction-In-Progress                                                                                       361,603
                                                                                                    -------------------
                                                                                        Sub-total          154,328,603
                                                                                       Rounded to          154,329,000


SICHUAN HUANENG DONGXIGUAN HYDRO POWER JOINT STOCK LIMITED COMPANY
Machinery and Equipment                                                                                    295,908,000
Motor Vehicles & Transportation Equipment                                                                    4,688,000
Electronics Equipment                                                                                        1,243,000
Construction-In-Progress                                                                                        32,276
                                                                                                    -------------------
                                                                                        Sub-total          301,871,276
                                                                                       Rounded to          301,871,000


SICHUAN HUANENG MINGTAI POWER LIMITED LIABILITY COMPANY
Machinery and Equipment                                                                                    131,254,000
Motor Vehicles & Transportation Equipment                                                                    1,117,000
Electronics Equipment                                                                                          396,000
Construction-In-Progress                                                                                     1,655,254
                                                                                                    -------------------
                                                                                        Sub-total          134,422,254
                                                                                       Rounded to          134,422,000


SICHUAN HUANENG TAIPINGYI HYDRO POWER LIMITED LIABILITY COMPANY
Machinery and Equipment                                                                                    210,569,000
Motor Vehicles & Transportation Equipment                                                                    5,170,000
Electronics Equipment                                                                                        3,865,000
Construction-In-Progress                                                                                    11,802,379
                                                                                                    -------------------
                                                                                        Sub-total          231,406,379
                                                                                       Rounded to          231,406,000

--------------------------------------------------------------------------------
APPENDIX II                                        PLANT AND MACHINERY VALUATION
--------------------------------------------------------------------------------

SICHUAN HUANENG KANGDING HYDRO POWER LIMITED LIABILITY COMPANY
Machinery and Equipment                                                                                    478,492,000
Motor Vehicles & Transportation Equipment                                                                    6,160,000
Electronics Equipment                                                                                        2,889,000
                                                                                                    -------------------
                                                                                        Sub-total          487,541,000


GANSU HUANENG PINGLIANG POWER GENERATION LIMITED LIABILITY COMPANY
Machinery and Equipment                                                                                  2,964,717,000
Motor Vehicles & Transportation Equipment                                                                   11,878,000
Electronics Equipment                                                                                       25,838,000
Construction-In-Progress                                                                                    27,116,048
                                                                                                    -------------------
                                                                                        Sub-total        3,029,549,048
                                                                                       Rounded to        3,029,549,000


SICHUAN HUANENG HYDRO POWER DEVELOPMENT LIMITED LIABILITY COMPANY
Motor Vehicles & Transportation Equipment                                                                      442,000
Electronics Equipment                                                                                          280,000
                                                                                                    -------------------
                                                                                        Sub-total              722,000


SICHUAN HUANENG FUJIANG HYDRO POWER LIMITED LIABILITY COMPANY
Construction-In-Progress                                                                                   164,850,474
                                                                                       Rounded to          164,851,000
                                                                                     Grand total:        5,174,074,000
                                                                                                    ===================

--------------------------------------------------------------------------------
APPENDIX III                                                GENERAL INFORMATION
--------------------------------------------------------------------------------

1.    RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, none of the Directors, chief executive officer or Supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive or supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

(b) As at the Latest Practicable Date, so far as the Directors, chief executive officer and Supervisors of the Company are aware, each of the following persons, not being a Director, chief executive or Supervisor of the Company, had an interest in the Company's shares which falls to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

                SHARES HELD/APPROXIMATE SHAREHOLDING PERCENTAGE

                                                                      Interest

                                                                   Approximate    Approximate
                                                                    percentage     percentage     Approximate
                                                                     of  share             of      percentage
                                                                    holding in   shareholding              of
                                                                           the        in  the    shareholding
                                                                     Company's      Company's          in the
                                                                         total          total       Company's
                                                                        issued         issued           total
                                                     Number of           share       domestic       issued  H       Short
      Name of shareholder           Shares         shares held         capital         shares          shares     position


      HIPDC (Note)                  domestic                            42.88%         57.44%               -        -
                                    shares       5,169,680,000
      Hebei Provincial              domestic       904,500,000           7.50%         10.05%               -        -
      Construction Investment       shares
      Company
      Fujian International Trust    domestic       669,700,000           5.56%          7.44%               -        -
      &  Investment Company         shares
      Jiangsu Province              domestic       624,750,000           5.18%          6.94%               -        -
      International  Trust &        shares
      Investment Company
      Liaoning Energy Investment    domestic       624,750,000           3.81%          5.10%               -        -
      (Group) Limited Liability     shares
      Company
      Dalian Municipal                             452,250,000           3.75%          5.03%               -        -
      Construction Investment
      Company

      Note: As at the Latest Practicable Date, China Huaneng Group holds approximately 51.98% of the equity interest in HIPDC.

      Save as disclosed above and so far as the Directors, chief executive officer and Supervisors of the Company are aware, as at the Latest Practicable Date, no other person had an interest or short position in

--------------------------------------------------------------------------------
APPENDIX III                                                GENERAL INFORMATION
--------------------------------------------------------------------------------

      the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 Part XV of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Listing Rules) of the Company.

(c) None of the Directors or Supervisors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Company.

(d) As at the Latest Practicable Date, none of the Directors or Supervisors had entered, or proposed to enter, into a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

(e) As at the Latest Practicable Date, none of JPMorgan, Rothschild nor Vigers had any shareholding in the Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Company.

(f) As at the Latest Practicable Date, none of the Directors, Supervisors, JPMorgan, Rothschild nor Vigers had any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to the Company, or was proposed to be acquired, or disposed of by, or leased to the Company, since 31st December, 2003, the date to which the latest published financial statements of the Company and its subsidiaries were made up.

(g) As at the Latest Practicable Date, none of the Directors or Supervisors (and their respective associates) has interests competing with the Company.

3.    MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Company since 31st December, 2003, the date to which the latest published audited financial statements of the Company and of its subsidiaries were made up.

4.    LITIGATION

None of the Company, nor its subsidiaries is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or its subsidiaries.

5.    QUALIFICATIONS OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

NAMES                                  QUALIFICATIONS
JPMorgan                               licensed by the Securities and Futures
                                       Commission for Types 1, 4, 6 and 7
                                       regulated activities under the Securities and Futures Ordinance

Rothschild                             an institution registered with the
                                       Securities and Futures Commission to
                                       carry out Types 1, 4, 6 and 9 regulated
                                       activities under the Securities and
                                       Futures Ordinance

Vigers Appraisal & Consulting           Chartered surveyor
Limited ("Vigers")


6.    CONSENT

Each of JPMorgan, Rothschild and Vigers has given and has not withdrawn its written consent to the issue of this circular with the inclusion of and references to its name and letter or report (as the case may be), in the form and context in which they appear.

7.    PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the articles of association of the Company, all voting at shareholders meeting shall be made by poll.

--------------------------------------------------------------------------------
APPENDIX III                                                GENERAL INFORMATION
--------------------------------------------------------------------------------

8.    MATERIAL CONTRACTS

The following contracts (including contracts not entered into in the ordinary course of business) have been entered into by the Company and its subsidiaries (including the Target Power Plants) within the two years immediately preceding the date of this circular, and are or may be material:

(a) An agreement regarding the acquisition of the interest in three power plants by the Company from Huaneng Group dated 5th June, 2003, details of which were set out in the Company's circular dated 12th June, 2003;

(b) The agreement for the acquisition of 40% interest in Hebei Hanfeng Power Generation Limited Liability Company and 90% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by China Huaneng Group by the Company dated 16th April, 2004, details of which were set out in the Company's circular dated 29th April, 2004;

(c) The agreement for the acquisition of 55% interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company, 60% interest in Huaneng Chongqing Luohuang Power Generation Limited Liability Company and the entire assets and liabilities of Huaneng International Power Development Corporation Yingkou Branch Company dated 16th April, 2004, details of which were set out in the Company's circular dated 29th April, 2004;

(d)   Sichuan Hydro Power Transfer Agreement; and

(e)   Pingliang Power Plant Transfer Agreement.

9.    MISCELLANEOUS

(1) The legal address of the Company is at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, The People's Republic of China.

(2) The share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Room 1901-5, 19/F, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(3) The secretary of the Company is Mr. Huang Long. As at the date hereof, the Company has not appointed Qualified Accountant as required under the Hong Kong Listing Rules.

10.   DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Herbert Smith at 23rd Floor, Gloucester Tower, 11 Pedder Street, Hong Kong during normal business hours on any day (except public holidays) up to and including 17th December, 2004:

(1)   the Transfer Agreements;

(2)   the letter from the Independent Directors as set out in this circular;

(3)   the letter from Rothschild as set out in this circular;

(4)   the written consent referred to in paragraph 6 of this appendix;

(5)   the material contracts referred to in paragraph 8 of this appendix;

(6)   the annual report of the Company for the year ended 31st December, 2003;

(7) the property valuation report and the plant and machinery valuation report set out in Appendix I and Appendix II; and

(8)   the articles of association of the Company.

--------------------------------------------------------------------------------
                    NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

                        HUANENG POWER INTERNAIONAL, INC.
    (A Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)

NOTICE IS HEREBy given that an extraordinary general meeting of Huaneng Power International, Inc. (the "Company") will be held at 9 a.m. on 17th December, 2004 (Friday) at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, The People's Republic of China, for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

                             ORDINARY RESOLUTIONS:

1.1 To approve the acquisition of 60% equity interest in Sichuan Huaneng Hydro Power Development Limited Liability Company by the Company from China Huaneng Group and the transfer agreement thereof.

1.2 To approve the acquisition of 65% equity interest in Gansu Huaneng Pingliang Power Generation Limited Liability Company by the Company from China Huaneng Group and the transfer agreement thereof.

2.1 To approve the guarantee arrangement and the relevant agreements between Gansu Huaneng Pingliang Power Generation Limited Liability Company, Sichuan Huaneng Hydro Power Development Limited Liability Company and the subsidiaries thereof and China Huaneng Group. (Note 1)

2.2 To approve to continue to implement the asset swap arrangement between Sichuan Huaneng Hydro Power Development Limited Liability Company and Sichuan Huaneng Industrial Company. (Note 2)

2.3 To approve the loan and deposit arrangement between Gansu Huaneng Pingliang Power Generation Limited Liability Company, Sichuan Huaneng Hydro Power Development Limited Liability Company and the subsidiaries and China Huaneng Finance Limited Liability Company. (Note 3)

                                                 By Order of the Board
                                                       HUANG LONG
                                                   Company Secretary


3rd November, 2004

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China

Notes:

1. (Terms used hereinafter shall have the same meaning as stated in the circular of the Company dated 3rd November 2004)

      (1) Pursuant to the Guarantee Contract signed between Gansu Provincial Power Company, Pingliang Power Plant and State Development Bank on 18th July 1998, Gansu Provincial Power Company provided guarantee for the RMB1,418,000,000 loan borrowed by Pingliang Power Plant from State Development Bank. Pursuant to the Guarantee Contract signed between Gansu Provincial Power Company and Bank of China and Bank of China Gansu Branch on 30th December 2001, Gansu Provincial Power Company provided guarantee for 65% of the RMB2,075,000,000 loan (i.e. RMB1,348,750,000) borrowed by Pingliang Power Plant from Bank of China and Bank of China Gansu Branch.

            According to the spirits of the Approval Document in relation to the Proposal on the Restructuring and Allocation of the Power Generating Assets of State Power Corporation issued by the original State Development and Planning Commission and other related documents, the 65% interest in the registered capital of Pingliang

--------------------------------------------------------------------------------
                    NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

            Power Plant held by Gansu Provincial Power Company shall be transferred to Huaneng Group. Huaneng Group and Gansu Provincial Power Company signed the Agreement on the Transfer and Handover of the Power Generating Projects under the Power System Reforms in December 2003 pursuant to which the guarantees provided by Gansu Provincial Power Company for Pingliang Power Plant's commercial bank loans shall all be changed to guarantees provided by Huaneng Group. As at 30th June 2004, the balance of the two guarantee transactions referred to above totalled RMB1,715,625,000.

      (2) Pursuant to the State Development Bank Loan Guarantee Contract signed between Huaneng Group and State Development Bank, Huaneng Group provided guarantee for the loan borrowed by the original China Huaneng Group Company Sichuan Branch (now Sichuan Hydro Power) from State Development Bank. As at 31st July 2004, the balance of the above guarantee transaction was RMB561,830,000.

      (3) Pursuant to the China Construction Bank (Loan) Guarantee Contract signed between Huaneng Group and China Construction Bank Sichuan Branch Jincheng Sub-branch on 13th August 1998, Huaneng Group provided guarantee for the RMB64,583,000 loan borrowed by the Baoxinghe Company from China Construction Bank Sichuan Branch Jincheng Sub-branch. As at 31 July 2004, the balance of the above guarantee transaction was RMB595,830,000.

            Pursuant to the Maximum Amount Guarantee Contract signed between Huaneng Group and China Construction Bank Chengdu City Jincheng Sub-branch and China Construction Bank Yaan Sub-branch on 18th December 2002, Huaneng Group provided maximum amount guarantee for the loan borrowed by Baoxinghe Company from China Construction Bank Chengdu City Jincheng Sub-Branch during the period from 1st January 2003 to 31st December 2010 with a maximum amount of RMB1,085,000,000; Huaneng Group provided maximum amount guarantee for the loan borrowed by Baoxinghe Company from China Construction Bank Ya'an Sub-branch during the period from 1st January 2003 to 31st December 2010 with a maximum amount of RMB500,000,000. As at 31st July 2004, the balance of the above guarantee transactions was RMB470,000,000.

      (4) Pursuant to the Maximum Amount Guarantee Contract signed between Huaneng Group and the sub-branch directly under China Construction Bank Sichuan Branch on 28th May 2002, Huaneng Group provided maximum amount guarantee for the loan borrowed by Taipingyi Company from the sub-branch directly under China Construction Bank Sichuan Branch during the period from 28th May 2002 to 27th May 2012 with a maximum amount of RMB260,000,000. As at 31st July 2004, the balance of the above guarantee transaction was RMB250,000,000.

      (5) Pursuant to the Maximum Amount Guarantee Contract signed between Huaneng Group and Agricultural Bank of China Pingwu County Sub-branch on 9th April 2002, Huaneng Group provided maximum amount guarantee for the loan borrowed by Fujiang Company from Agricultural Bank of China Pingwu County Sub-branch during the period from 10th April 2002 to 31st December 2004 with a maximum amount of RMB481,440,000. Pursuant to the Maximum Amount Guarantee Contract signed between Huaneng Group and Agricultural Bank of China Pingwu County Sub-branch, Huaneng Group provided maximum amount guarantee for the loan borrowed by Fujiang Company from Agricultural Bank of China Pingwu County Sub-branch during the period from 1st January 2004 to 31st December 2007 with a maximum amount of RMB1,351,100,000. As at 31st July 2004, the balance of the above guarantee transactions was RMB531,440,000.

      (6) Pursuant to the Guarantee Contract signed between Huaneng Group and China Construction Bank Chengdu City Xinhua Sub-branch, Huaneng Group provided guarantee for the RMB304,000,000 loan borrowed by Kangding Company from China Construction Bank Chengdu City Xinhua Sub-branch. As at 31st July 2004, the balance of the above guarantee transaction was RMB232,000,000.

            Pursuant to the Guarantee Contract signed between Huaneng Group and China Construction Bank Chengdu City Xinhua Sub-branch, Huaneng Group provided guarantee for the RMB322,850,000 loan borrowed by Kangding Company from China Construction Bank Chengdu City Xinhua Sub-branch. As at 31st July 2004, the balance of the above guarantee transactions was RMB258,000,000.

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                    NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

            Pursuant to the Guarantee Contract signed between Huaneng Group and China Construction Bank Ganzi Zang Autonomous Prefecture Branch on 9th December 2003, Huaneng Group provided guarantee for the RMB130,000,000 loan borrowed by Kangding Company from China Construction Bank Ganzi Zang Autonomous Prefecture Branch. As at 31st July 2004, the balance of the above guarantee transaction was RMB130,000,000.

      (7) Pursuant to the Guarantee Contract signed between Huaneng Group and Agricultural Bank of China Santai County Sub-branch on 14th June 2002, Huaneng Group provided guarantee for the RMB130,000,000 loan borrowed by Mingtai Company from Agricultural Bank of China Santai County Sub-branch. As at 31st July 2004, the balance of the above guarantee transaction was RMB130,000,000.

      (8) Pursuant to the Guarantee Contract signed between Huaneng Group and the Business Division of China Construction Bank Nanchong Branch on 12th December 2001, Huaneng Group provided guarantee for the RMB30,000,000 loan borrowed by Jialingjiang Company from the Business Division of China Construction Bank Nanchong Branch. As at 31st July 2004, the balance of the above guarantee transaction was RMB30,000,000.

            Pursuant to the Maximum Amount Guarantee Contract signed between Huaneng Group and the Business Division of China Construction Bank Nanchong Branch on 28 January 2002, Huaneng Group provided maximum amount guarantee for the loan borrowed by Jialingjiang Company from the Business Division of China Construction Bank Nanchong Branch during the period from 1st January 2002 to 31st December 2005 with a maximum amount of RMB589,500,000. As at 31st July 2004, the balance of the above guarantee transaction was RMB450,000,000.

2. (Terms used hereinafter shall have the same meaning as stated in the circular of the Company dated 3rd November 2004)

According to the decision of Huaneng Group to reorganise the original China Huaneng Group Company Sichuan Branch into a limited liability company (that is Sichuan Hydro Power), certain office building assets owned by Sichuan Huaneng Industrial Company shall be transferred to Sichuan Hydro Power with compensation and certain office buildings and dormitory assets owned by the original China Huaneng Group Company Sichuan Branch shall be transferred to Sichuan Huaneng Industrial Company with compensation, the difference of the mutually transferred assets (approximately RMB61,090,000) shall be indemnified by Sichuan Hydro Power to Sichuan Huaneng Industrial Company. As at the date of signing the Sichuan Hydro Power Transfer Agreement, the building ownership certificates of the properties involved in the above asset transfers are being processed, and the payment for the above asset difference has yet to be fully completed (as at 31st July 2004, the balance payable by Sichuan Hydro Power to Sichuan Huaneng Industrial Company was approximately RMB21,120,000).

3. (Terms used hereinafter shall have the same meaning as stated in the circular of the Company dated 3rd November 2004)

      (1) Pursuant to the Renminbi Loan Contract signed between Mingtai Company and Huaneng Finance Company on 30th September 2003, Mingtai Company borrowed a RMB20,000,000 loan from Huaneng Finance Company and the loan period shall be from 30th September 2003 to 30th September 2004 and the loan interest rate shall be 3.9825% per month. The above loan interest rate does not exceed the loan interest rate stipulated by People's Bank of China on the date of signing the above contract. As at 31st July 2004, the balance of the above loan was RMB20,000,000.

            Pursuant to the Renminbi Loan Contract signed between Mingtai Company and Huaneng Finance Company on 15th December 2003, Mingtai Company borrowed a RMB10,000,000 loan from Huaneng Financial Company and the loan period shall be from 15th December 2003 to 15th December 2006 and the loan interest rate shall be 4.1175% per month. The above loan interest rate does not exceed the loan interest rate stipulated by People's Bank of China on the date of signing the above contract. As at 31st July 2004, the balance of the above loan was RMB10,000,000.

      (2) Pursuant to the Renminbi Loan Contract signed between Dongxiguan Company and Huaneng Finance Company on 22nd December 2003, Dongxiguan Company borrowed a RMB30,000,000 loan from Huaneng Finance Company and the loan period shall be from 22nd December 2003 to 22nd December 2006 and the loan interest rate shall be 4.1175% per month. The above loan interest rate does not exceed the loan interest rate stipulated by People's Bank of China on the date of signing the above contract. As at 31st July 2004, the balance of the above loan was RMB25,000,000.

            Pursuant to the Renminbi Loan Contract signed between Dongxiguan Company and Huaneng Finance Company on 12th January 2004, Dongxiguan Company borrowed a RMB20,000,000 loan from Huaneng

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                    NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

            Financial Company and the loan period shall be from 12th January 2004 to 12th January 2007 and the loan interest rate shall be 4.1175% per month. The above loan interest rate does not exceed the loan interest rate stipulated by People's Bank of China on the date of signing the above contract. As at 31st July 2004, the balance of the above loan was RMB20,000,000.

      (3) As at 30th June 2004, the deposit balance of Pingliang Power Plant with Huaneng Finance Company was RMB165,625,542. The above deposit interest rate is not lower than the bank deposit interest rate for the same period.

      (4) As at 31st July 2004, the deposit balance of Sichuan Hydroelectric Power with Huaneng Finance Company was RMB376,161. The above deposit interest rate is not lower than the bank deposit interest rate for the same period.

      (5) As at 31st July 2004, the deposit balance of Baoxinghe Company with Huaneng Finance Company was RMB44,347,766. The above deposit interest rate is not lower than the bank deposit interest rate for the same period.

      (6) As at 31st July 2004, the deposit balance of Taipingyi Company with Huaneng Finance Company was RMB160,217,532. The above deposit interest rate is not lower than the bank deposit interest rate for the same period.

      (7) As at 31st July 2004, the deposit balance of Dongxiguan Company with Huaneng Finance Company was RMB10,494,449. The above deposit interest rate is not lower than the bank deposit interest rate for the same period.

4.    Eligibility for attending the Extraordinary General Meeting

Holders of the Company's foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at the close of business on 17th November, 2004 are eligible to attend the Extraordinary General Meeting.

5. Proxy

      (i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

      (ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

      (iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

      (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

6. Registration procedures for attending the Extraordinary General Meeting

      (i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (ii) Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 27th November, 2004.

--------------------------------------------------------------------------------
                    NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

      (iii) Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Secretary office of the Board).

7.    Closure of Register of Members

The register of members of the Company will be closed from 17th November, 2004 to 17th December, 2004 (both days inclusive).

8.    Other Businesses

      (i) The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (ii) The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

            1901-5
            19/F., Hopewell Centre
            183 Queen's Road East,
            Hong Kong

      (iii) The registered address of the Company is at:

            West Wing, Building C,
            Tianyin Mansion,
            2C Fuxingmennan Street,
            Xicheng District,
            Beijing 100031,
            The People's Republic of China

            Telephone No.: (+86)-10-66491999
            Facsimile  No.: (+86)-10-66491860

                        HUANENG POWER INTERNAIONAL, INC.
    (A Sino-foreign joint stock limited company incorporated in the

                              --------------------------|---------------------
                              Number of Shares related  |   H Shares/Domestic
                              to the proxy form (Note 1)|   Shares*
                              --------------------------|---------------------

                  Proxy Form for Extraordinary General Meeting

I/(We)(Note 2) ________________________________________________________________
of ____________________________________________________________________________
Shareholders' Account: ___________________ and I.D. No.:_______________________
being the holder(s) of ________________H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc .(the "Company") now appoint (Note 3), _______________ I.D. No.: ______________________________(of ___________________________________
_____________________________________________________________________________),
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolution in accordance with the instruction(s) below and on my(our) behalf at the Extraordinary General Meeting to be held at 9:00 a.m. on Friday, 17th December, 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China for the purpose of considering and, if thought fit, passing the ordinary resolutions as set out in the notice convening the said meeting.
In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)


|-----------|---------------------------------------------------------------------|----------------|---------------------|
|           |Ordinary Resolutions                                                 |  For (Note 4)  |    Against (Note 4) |
|-----------|---------------------------------------------------------------------|----------------|---------------------|
|1.1        |To approve the acquisition of 60% equity ainterest in Sichua|n       |                |                     |
|           |Huaneng Hydro Power Development Limited Liability Company by the     |                |                     |
|           |Company from China Huaneng Group and the transfer agreement thereof. |                |                     |
|-----------|---------------------------------------------------------------------|----------------|---------------------|
|1.2        |To approve the acquisition of 65% equity interest in Gansu Huaneng   |                |                     |
|           |Pingliang Power Generation Limited Liability Company by the Company  |                |                     |
|           |from China Huaneng Group and the transfer agreement thereof.         |                |                     |
|-----------|---------------------------------------------------------------------|----------------|---------------------|
|2.1        |To approve the guarantee arrangement and the relevant agreements     |                |                     |
|           |between Gansu Huaneng Pingliang Power Generation Limited Liability   |                |                     |
|           |Company, Sichuan Huaneng Hydro Power Development Limited Liability   |                |                     |
|           |Company and the subsidiaries thereof and China Huaneng Group.        |                |                     |
|-----------|---------------------------------------------------------------------|----------------|---------------------|
|2.2        |To approve to continue to implement the asset swap arrangement       |                |                     |
|           |between Sichuan Huaneng Hydro Power Development Limited Liability    |                |                     |
|           |Company and Sichuan Huaneng Industrial Company.                      |                |                     |
|-----------|---------------------------------------------------------------------|----------------|---------------------|
|2.3        |To approve the loan and deposit arrangement between Gansu Huaneng    |                |                     |
|           |Pingliang Power Generation Limited Liability Company, Sichuan        |                |                     |
|           |Huaneng Hydro Power Development Limited Liability Company and the    |                |                     |
|           |subsidiaries thereof and China Huaneng Finance Limited Liability     |                |                     |
|           |Company.                                                             |                |                     |
|-----------|---------------------------------------------------------------------|----------------|---------------------|

Date: ____________________________________2004              Signature: _______________________________________(Note 5)

Notes:

1. Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.    Please insert full name(s) and address(es) in BLOCK LETTERS.

3. Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4. Attention: If you wish to vote FOR any resolution, please indicate with a "6" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "6" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

5. This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6. This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* Please delete as appropriate.

                        HUANENG POWER INTERNAIONAL, INC.
    (A Sino-foreign joint stock limited company incorporated in the

                  Reply Slip for Extraordinary General Meeting



I/(We)_________________________________________________________________________
of_____________________________________________________________________________
Telephone number: ____________________and Fax number:_________________________, being the holder(s) of___________________H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the "Company") hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/(our) behalf) the extraordinary general meeting (the "EGM") to be held at 9:00 a.m. on Friday, 17th December, 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China.











                                     Signature: _______________________________

                                     Date:      _______________________________


Note: Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-66491888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

*     Please delete as appropriate.